Form 20-F
period 2002-12-31
VIKING KEYWEST INC
filed 2003-07-15
CIK 1248517

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED             DECEMBER 31, 2002
                                   ---------------------------------------------
OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM                    TO
                                        -----------------    -------------------
Commission file number
                       ---------------------------------------------------------


       Viking KeyWest Inc. (formerly known as KeyWest Energy Corporation)
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


       Viking KeyWest Inc. (formerly known as KeyWest Energy Corporation)
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


       Federally Incorporated under the Canadian Business Corporations Act
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                         Suite 400, 330 - 5th Avenue SW
                         Calgary, Alberta CANADA T2P 0L4
--------------------------------------------------------------------------------
                     Address of principal executive offices


Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class             Name of each exchange on which registered

             N/A                                        N/A
------------------------------        ------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.


                         Common Shares Without Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's class of capital or common as of July 11, 2003.


                                 0 Common Shares


As a result of the amalgamation with Viking KeyWest Inc. pursuant to a plan of arrangement whereby Viking KeyWest Inc., a subsidiary of a Canadian mutual fund trust, Viking Energy Royalty Trust acquired all of the common shares of KeyWest on February 26, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                        |X| Yes   |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                    |X| Item 17   |_| Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

                                GLOSSARY OF TERMS

The following abbreviations and terms have the following meanings:

Crude oil and natural gas liquids:

                 bbls                           barrels
                 mbbls                          1,000 barrels
                 mmbbls                         million barrels
                 bbls/d                         barrels per day
                 bopd                           barrels of oil per day

Natural gas:

                 mcf                            1,000 cubic feet
                 mmcf                           1,000,000 cubic feet
                 bcf                            1,000,000,000 cubic feet
                 mcf/d                          1,000 cubic feet per day
                 mmcf/d                         1,000,000 cubic feet per day
                 mmbtu                          1,000,000 British thermal units

boe              barrel of oil equivalent at the rate of 6 mcf of gas = 1 BOE
boepd            barrels of oil equivalent per day
ngls             natural gas liquids
P&NG             petroleum and natural gas

FORWARD-LOOKING STATEMENTS

The statements in this document that relate to future plans, events or performance are forward-looking statements. Actual results could differ materially due to a variety of factors, including the factors described under "Risk factors" and the other risks described below. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


EXPLANATORY NOTE

Effective February 26, 2003, pursuant to a plan of arrangement under the Canada Business Corporations Act, KeyWest Energy Corporation ("KeyWest"), Luke Energy Ltd. ("Luke"), a subsidiary of KeyWest, Viking Energy Royalty Trust ("Viking") and Viking KeyWest Inc. ("Viking KeyWest"), all of the outstanding shares of KeyWest were acquired by Viking KeyWest. Pursuant to the plan of arrangement, holders of the shares of KeyWest received for each share held: i) 0.5214 of a trust unit of Viking, ii) $3.65 cash, or iii) a combination thereof, such consideration to be prorated in the event holders of common shares elect to receive in aggregate greater than $66 million cash or 28 million trust units of Viking. KeyWest shareholders also received one-tenth (0.10) of one common share of Luke for every common share of KeyWest, subject to rounding. As a result of the plan of arrangement, KeyWest amalgamated and continued as Viking KeyWest, and became a wholly-owned subsidiary of Viking.

KeyWest previously filed periodic reports pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. As Viking is a successor to KeyWest, its securities are now deemed to be registered under Section 12(g) of the Exchange Act. Additionally, pursuant to Rule 12g-3(g) under the Exchange Act, Viking is required to file this Annual Report on behalf of the KeyWest (now Viking KeyWest), its predecessor company. All references in this Annual Report to the "Company" are to KeyWest prior to the completion of the plan of arrangement. See "Item 4 -- Information on the Company -- A. History and Development of the Company" below.


PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
------   -----------------------------------------------------

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.


ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
------   ---------------------------------------

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.


ITEM 3   KEY INFORMATION
------   ---------------

A.       SELECTED FINANCIAL DATA

The following table sets forth selected financial information for the periods and the dates indicated.1 It should be read in conjunction with Item 5, Operating and Financial Review and Prospects, and the Company's audited consolidated financial statements for the years ended December 31, 2002 and 2001 with their comparatives and related notes to the consolidated financial statements. The following table is derived from and is qualified by the Company's financial statements, which have been prepared in accordance with generally accepted accounting principles in Canada. Except as described in Note 9 to the Company's financial statements, for the two year period ended December 31, 2002 and Note 10 to the Company's financial statements for the years ended December 31, 2001 and 2000, there are no material differences, for the purposes of these financial statements, between generally accepted accounting principles in Canada and the United States.


--------------------

(1) In 1998, the Company changed its fiscal year end from May 31 to December 31.

                                            (Amounts stated in Canadian dollars)

                                                                                     7 months
                             Year Ended    Year ended     Year ended    Year ended     ended      Year ended   Year ended
                              Dec.31/02    Dec. 31/01     Dec. 31/00    Dec. 31/99   Dec. 31/98    May 31/98    May 31/97
-------------------------------------------------------------------------------------------------------------------------
                                 ($)           ($)           ($)            ($)          ($)          ($)           ($)
Revenue net of royalties     56,942,884    36,636,839     23,743,140     6,301,278      337,451      323,740      244,443
Net earnings for the         13,267,678     9,016,799      6,957,255     1,898,060     (147,004)  (3,406,418)    (157,394)
period
Earnings per common                0.24          0.19           0.15          0.05        (0.01)       (0.24)       (0.01)
share - basic
Earnings per common                0.23          0.18           0.14          0.05        (0.01)       (0.24)       (0.01)
share - diluted
Total assets                205,406,741   104,986,372     60,602,032    40,987,431   20,730,120   10,225,254   12,019,028
Shareholders' equity        102,337,934    50,994,655     41,632,000    35,203,267   19,972,485   10,163,560   11,996,941
Number of shares             65,813,608    49,364,381     48,160,575    47,414,879   31,851,463   16,828,651   13,847,881
Long term debt               58,380,937    30,907,821            NIL           NIL          NIL          NIL          NIL
-------------------------------------------------------------------------------------------------------------------------


Reconciliation of reported earnings (loss) as a result of the difference between Canada and the United States accounting principles in accounting for the estimated tax cost of the renunciations for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                                             2002              2001             2000
-------------------------------------------------------------------------------------------------------------------------
Earnings for the period, as reported                                      $13,267,678        $9,016,799       $6,957,255
Estimated tax cost of the renunciation of tax benefits on                          --        (1,835,000)        (892,000)
     expenditures
Earnings for the period in accordance with United States                  $13,267,678        $7,181,799       $6,065,255
     Accounting Principles
Earnings per share - basic                                                      $0.24             $0.15            $0.13
Earnings per share - diluted                                                    $0.23             $0.13            $0.12
-------------------------------------------------------------------------------------------------------------------------

The Company has not declared or paid any dividends during the period indicated.

         CURRENCY AND EXCHANGE RATES
         ---------------------------

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

         1. On July 14, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7279 U.S. = $1.00 Canadian.

         All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

         2. The following table sets forth the high and low exchange rates for each month during the previous six months.

         Month             12/02      01/03       02/03      03/03     04/03     05/03
         ----------------------------------------------------------------------------------
         High Rate        0.6329      0.6349     0.6530      0.6709   0.6737     0.7032
         Low Rate         0.6461      0.6570     0.6720      0.6822   0.6975     0.7437
         ----------------------------------------------------------------------------------

         3. The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

                                                       Year Ended December 31,
                                         ---------------------------------------------------
                                           2002      2001      2000      1999      1998
         -----------------------------------------------------------------------------------
         Average Rate During Period        .638     .6456     .6725      .6744    .6740
         -----------------------------------------------------------------------------------

B.       Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C. Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.       Risk Factors

         RISKS INHERENT IN OIL AND NATURAL GAS EXPLORATION
         -------------------------------------------------

Oil and natural gas exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company. The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation both domestically and in foreign markets. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. The Company's operations are also subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment.

         COMPETITION IN PETROLEUM INDUSTRY
         ---------------------------------

The petroleum industry is competitive in all its phases. The Company competes with numerous other participants in the search for and the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. The Company's competitors include companies that have greater financial resources, staff and facilities than those of the Company. The Company's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

         OPERATIONAL HAZARDS
         -------------------

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosions, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. The Company carries control of well insurance, including blowout coverage, for its drilling activities consistent with industry standards. The Company also carries $20 million of general liability insurance.

         ENVIRONMENTAL RISKS
         -------------------

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and could be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economic basis. Before new production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a petroleum prospect. See discussion of environmental regulations under "Item 4 Information on the Company - B. Business Overview" below.

         DEPENDENCE ON KEY MANAGEMENT EMPLOYEES
         --------------------------------------

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees. The Company is dependent on its ability to hire and retain highly skilled and qualified personnel. The Company faces competition for qualified employees from numerous industry sources, and there can be no assurance the Company will be able to attract and retain qualified personnel on acceptable terms. The Company does not have key man insurance on any of its employees. Loss of any of these people could have a material adverse effect on the Company.

         COMMODITY PRICE VOLATILITY
         --------------------------

Commodity price volatility is a significant risk to oil and gas producers. Prices for oil and gas are related to conditions beyond the Company's control such as world supply and United States benchmark prices. KeyWest maximizes cash netbacks by working to reduce its operating costs and being as efficient as possible in terms of general and administrative expenses. In the past, the Company has also tied a portion of its production volumes to fixed price contracts to mitigate the risks associated with price volatility.

         FOREIGN CURRENCY FLUCTUATIONS
         -----------------------------

The Company's cash flow and earnings are sensitive to changes in both pricing and foreign exchange. The Company's operations in Canada render it subject to foreign currency fluctuations, which may materially affect its financial position and results. Oil is generally sold at prices stated in U.S. Dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken. At the present time, the Canadian dollar trades at a discount to the U.S. Dollar, but any change in the exchange ratio could have either a positive or negative impact on profitability.

         PRICE FLUCTUATIONS: SHARE PRICE VOLATILITY
         ------------------------------------------

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

         DIVIDENDS UNLIKELY
         ------------------

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

         CONFLICTS OF INTEREST
         ---------------------

Some of the Directors of the Company may be or may become affiliated with other oil and gas companies. Such associations may give rise to conflicts of interest. The Directors of the Company are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders, and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.


ITEM 4   INFORMATION ON THE COMPANY
------   --------------------------

A.       History and Development of the Company

         ORGANIZATION; REGISTERED OFFICE; ETC.
         -------------------------------------

KeyWest Energy Corporation ("KeyWest" or the "Company") was a Canadian company incorporated under the Canadian Business Corporation Act (the "CBCA"). The Company's shares traded on the Toronto Stock Exchange (the "TSX"). As at December 31, 2002 there were 65,813,608 common shares issued of an unlimited authorized amount and there were no preferred shares issued.

Effective January 1, 1999, KeyWest amalgamated under the CBCA with Colt Energy Inc. and subsequently, on June 30, 1999, KeyWest amalgamated under the CBCA with Sequoia Exploration and Development Ltd.

Effective February 26, 2003, pursuant to a plan of arrangement under the Canada Business Corporations Act, KeyWest Energy Corporation ("KeyWest"), Luke Energy Ltd. ("Luke"), a subsidiary of KeyWest, Viking Energy Royalty Trust ("Viking") and Viking KeyWest Inc. ("Viking KeyWest"), all of the outstanding shares of KeyWest were acquired by Viking KeyWest. Pursuant to the plan of arrangement, holders of the shares of KeyWest received for each share held: i) 0.5214 of a trust unit of Viking, ii) $3.65 cash, or iii) a combination thereof, such consideration to be prorated in the event holders of common shares elect to receive in aggregate greater than $66 million cash or 28 million trust units of Viking. KeyWest shareholders also received one-tenth (0.10) of one common share of Luke for every common share of KeyWest, subject to rounding. As a result of the plan of arrangement, KeyWest amalgamated and continued as Viking KeyWest, and became a wholly-owned subsidiary of Viking.

The head office and principal office address of the Company is located at Suite 400, 330 - 5th Avenue S.W. Calgary, Alberta, CANADA T2P 0L4.

         CORPORATE DEVELOPMENT
         ---------------------

The business of KeyWest was the acquisition, exploration, development, production and marketing of oil and natural gas in Western Canada. The Company evolved as the result of a change in corporate direction by the former San Fernando Mining Company Ltd. ("San Fernando"), the Company's predecessor company.

On December 17, 1998 the Company acquired all the shares of Colt Energy Inc. (with whom the Company subsequently amalgamated January 1, 1999) by issuing 12,789,885 KeyWest common shares to acquire assets, comprising cash together with oil and gas properties, collectively totaling $8.6 million in value ($8.0 million net of acquisition costs of approximately $630,000). The oil and gas assets were subsequently sold at a price equal to their carried value of $764,000.

Effective June 30, 1999, KeyWest amalgamated with Sequoia Exploration and Development Ltd., a private Alberta company. Sequoia's assets consisted of $4.1 million in cash and daily production of 100

BOE in central Alberta. KeyWest issued 7.1 million shares valued at $5.46 million to acquire the company.

In June 1999 a $10.1 million purchase of 735 BOE per day, weighted 62% towards gas, was made at Carbon in central Alberta. The transaction included proven reserves of 1.9 million BOE, a pipeline infrastructure, two underutilized gas plants and a 68% interest in 13,360 acres of undeveloped lands.

In September 1999, KeyWest purchased a 100% interest in production of 400 barrels of oil per day at Chin Coulee in southern Alberta. The purchase price was $9.1 million for proven reserves of 1.44 million barrels of oil along with a 100% interest in 5,660 undeveloped acres.

In September 2000 KeyWest acquired Viewpoint Resources Ltd. ("Viewpoint"), a private Alberta company. Viewpoint's assets included production of 360 BOE per day together with 13,000 acres of undrilled lands. The consideration of $3.9 million was paid in cash totaling $1.9 million together with issuance of 1.8 million KeyWest shares. Viewpoint remains a wholly owned subsidiary of KeyWest.

In 2001 KeyWest announced three separate production purchases collectively producing 1,101 BOE per day (78% light oil) in central and southern Alberta. The total price paid for the three properties was approximately $18.2 million for which KeyWest acquired combined estimated reserves of 3.33 million BOE.

In May 2002, KeyWest sold substantially all of its Saskatchewan assets consisting primarily of its Merid properties for aggregate gross proceeds of approximately $4.6 million. At the time of sale the properties were producing approximately 325 boe/d.

On October 1, 2002, KeyWest closed a production purchase of approximately 2,000 boe/d which was 94% light oil. The property is located in Bashaw, Alberta in close proximity to existing KeyWest production. KeyWest paid approximately $60 million, before adjustments, for total reserves of 7.4 million barrels of oil equivalent (as determined by the independent engineering firm of GLJ). The producing formation is the Devonian Nisku at about 5,600 feet and KeyWest acquired large interests in the property ranging from 85% to 100%.

The addition of this property brought KeyWest's current production to approximately 8,500 boe/d which was 80% oil and 20% gas. Following the purchase, three KeyWest core areas were each producing in excess of 2,000 boe/d.

On October 4, 2002, KeyWest received gross proceeds of $17 million from the issuance of 6,165,480 special warrants, at a price of $2.75 per special warrant. A second closing occurred on November 4, 2002, whereby the Company received additional gross proceeds of approximately $13 million for 4,743,610 additional special warrants. Each special warrant was exercised into one Common Share for no additional consideration, subject to certain adjustments.

The Company received a public takeover offer from Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust through a Plan of Arrangement ("the Plan") on December 19, 2002, which was voted on and approved by the KeyWest shareholders at the special meeting of Shareholders held February 25, 2003. The transaction closed on February 26, 2003. Effective February 26, 2003 KeyWest was acquired by and amalgamated with Viking KeyWest Inc.

         PRINCIPAL CAPITAL EXPENDITURES/
         DIVESTITURES OVER LAST THREE FISCAL YEARS
         -----------------------------------------

Capital expenditures were up 96% in 2002 and totaled $110 million compared to $56.0 million in 2001, up 100% from $28 million in 2000.

The Company's growth in 2002 and 2001 was due to an active drilling and acquisition programs. The growth in 2000 was primarily through drilling whereas acquisition activities were the main growth driver in 1999.

         CURRENT AND PLANNED CAPITAL EXPENDITURES/DIVESTITURES
         -----------------------------------------------------

As a result of the Company having been sold to Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust, there is no capital program to disclose that is specific to KeyWest.

         PUBLIC TAKEOVER OFFERS
         ----------------------

The Company received a public takeover offer from Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust through a Plan of Arrangement ("the Plan") on December 19, 2002, which was voted on and approved by the KeyWest shareholders at the special meeting of Shareholders held February 25, 2003. The transaction closed on February 26, 2003.

B.       BUSINESS OVERVIEW

         SUMMARY
         -------

The Company was engaged in the acquisition and drilling opportunities of oil and gas in Canada. In 1998, the Company's start-up year, management concentrated on building a strong cash position as the first step toward creating a new oil and gas company. At December 31, 1998 the Company's sole asset was cash of $20 million. In 1999 the Company went from being a start-up to a fully operational oil and gas company. The Company acquired its first properties at Carbon and Chin Coulee in Alberta and drilled 15 wells. By the end of 1999 production reached 2,100 BOE per day weighted 53% to gas. In 2000 the Company developed into a growing junior oil and gas company. Properties were acquired at Merid, Saskatchewan and the Company drilled 45 wells. Production at year-end 2000 had grown to 3,500 BOE per day weighted 64% to oil. In 2001, the Company drilled 45 wells and by year end, production had risen to 5,500 BOE per day. In 2002, the Company drilled 75 wells and by year end, production was 8,781 BOE per day.

         MARKETING
         ---------

         OIL AND NATURAL GAS LIQUIDS

During 2002, KeyWest marketed its crude oil and natural gas liquids ("NGLs") under thirty day evergreen contracts mainly to senior producers.

Through these arrangements the Company received an average of Cdn. $33.80 per bbl before hedging. Medium gravity oil accounted for 2,105 bbls per day or 43% of the total, light oil comprised 2,526 bbls per day or 52% of the total, 4% was NGL production which averaged 178 bbls per day and the remaining 1%, or 47 bbls per day, was heavy oil.

During 2002, KeyWest implemented hedges on its oil production using costless collars to protect oil prices against fluctuation of the WTI as well as hedges to fix the heavy oil differential on a portion of its production. An average of 1,956 barrels per day were hedged using costless collars at an average floor price of $23.02 US/bbl and an average ceiling of $24.68 US/bbl. Additionally, an average of 411 bbl/day was hedged, fixing the heavy oil differential at $5.60 US/bbl. Total oil hedging losses for 2002 were Cdn. $2.59 million.

         NATURAL GAS

KeyWest's 2002 natural gas price averaged Cdn. $4.06 per mcf before hedging. During 2002, KeyWest hedged 15% of its natural gas production using a combination of swaps and costless collars. KeyWest hedged 236 mcf/day at an average price of $3.38 Cdn/mcf using financial swaps and 1,426 mcf/day using costless collars with an average floor price of $4.22 Cdn/mcf and an average ceiling price of $5.13 Cdn/mcf. Total natural gas hedging gains for 2002 were Cdn. $203,700.

         APPLICABLE GOVERNMENT REGULATION
         --------------------------------

The oil and natural gas industry is subject to extensive controls and regulations governing its operations including land tenure, exploration, development, production, refining and marketing imposed by various levels of government. The governments of Canada, Alberta, Saskatchewan and British Columbia, acting in concert, have enacted legislation with respect to pricing and taxation of oil and natural gas. Outlined below are some of the principal aspects of the legislation, regulations and agreements governing the oil and gas industry.

         PRICING AND MARKETING - OIL AND NATURAL GAS

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude and two years in the case of heavy crude, providing that an order approving such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB, which in turn requires the approval of the Governor in Council.

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts meet certain criteria prescribed by the NEB and the government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval.

The governments of Alberta and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

         THE NORTH AMERICAN FREE TRADE AGREEMENT

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the Governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use, (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

         PROVINCIAL ROYALTIES AND INCENTIVES

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owners and the lessee although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on the prescribed reference prices, well productivity, geological location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

ALBERTA. Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves on Alberta Crown lands. Oil produced from horizontal well extensions commenced at least five years after the well was originally spudded may qualify for a royalty reduction. Wells drilled prior to September 1, 1990, and reactivated between November 1, 1991 and October 1, 1992, having had no production between September 1, 1990 and November 1, 1991, are entitled to a five year royalty exemption to a maximum of 25,000 barrels. A 50,000 barrel royalty exemption is available to production from a well that has not produced for a 12-month period, if resuming production prior to February 1, 1993, or for a 24 month period if resuming production after January 1993. In addition, oil production from eligible new fields and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption to a maximum of $1 million. Oil produced from low productivity wells, enhanced recovery schemes such as injection wells, and experimental projects is also subject to royalty reductions. Gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is subject to a royalty exemption, the amount of which depends on the depth of the well.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30% in the case of new gas, and between 15% and 35% in the case of old gas, depending upon a prescribed or corporate average reference price.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit ("ARTC") program. The ARTC program is based on a price-sensitive formula, with the ARTC rate varying between 75%, at prices for oil below $100 per cubic meter ($16 per barrel), and 25%, at prices above $210 per cubic metre ($33 per barrel). Royalty tax credits under this program are earned to a maximum of $2.0 million of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for

ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the prior quarter.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Company to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties. Both of these incentives increase the net income of the Company.

SASKATCHEWAN. Effective January 1, 1994, the government of Saskatchewan revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty reduction. While a number of incentives were eliminated or reduced, such as incentives for vertical infill wells and lower cost horizontal wells, new incentive programs were initiated to encourage greater exploration and development activity in the province. The new fiscal regime provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty structure for new vertical oil wells and incremental production from new or expanded water flood projects. This "third tier" Crown royalty rate is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price). Previous time-based royalty holidays applicable to vertically drilled oil wells have been replaced with volume-based royalty reduction incentives in which a maximum royalty of 5% will apply to various volumes depending on the depth and nature of the well, up to 157,000 barrels of oil in the case of deep exploratory wells. The maximum royalty applicable to the first 75,000 barrels of oil has been increased from 5% to 10% for production from certain horizontal wells. In addition, royalty holidays for deep horizontal oil wells have been replaced with a 157,000-barrel volume incentive 5% maximum royalty. Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 900 million cubic feet of natural gas produced will be subject to an incentive maximum royalty rate of 5%. During 2002, the Company disposed of all of its interests in Saskatchewan.

         ENVIRONMENTAL REGULATION

The oil and gas industry in Canada is subject to environmental regulations pursuant to a variety of provincial and federal legislation. An environmental assessment and review may be required prior to initiating exploration or development projects or undertaking significant changes to existing projects. Environmental legislation provides for restrictions and prohibitions on oil spills and releases on emissions of various substances produced in association with certain oil and gas operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties. Environmental legislation in Alberta has undergone a major revision to update and consolidate the various pieces of legislation into the Environmental Protection and Enhancement Act (the "EPEA"), which came into force on September 1, 1993. The EPEA brings a wider range of activities within the scope of environment regulation. Environmental standards and the penalties are generally stricter under the EPEA than under the environmental regulatory regime it replaces. The Company is committed to meeting its responsibilities to protect the environment wherever it operates and to making financial provision for protection of the environment relative to operating activities and capital projects.

C.       ORGANIZATIONAL STRUCTURE

The Company has one wholly owned subsidiary, Viewpoint Resources Ltd., incorporated under the laws of Alberta.

D.       PROPERTY, PLANT AND EQUIPMENT

         PRINCIPAL PRODUCING PROPERTIES OF KEYWEST
         -----------------------------------------

The following is a description of KeyWest's principal producing oil and gas properties as of December 31, 2002, which include the Chin Coulee, Carbon, Bassano, Eastern Gas, Bashaw and Carrot Creek properties located in Alberta. KeyWest's properties were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ") in their report dated October 1, 2002 with a "look ahead" analysis performed at January 1, 2003 (the "GLJ Report"). In this section all references to reserves and production are working interest numbers before deduction of royalties payable to others. All reserve numbers have been obtained from the GLJ Report and are based on escalating costs and price assumptions hereinafter set out. In the property descriptions set out below, probable reserves volumes and values attributed in the GLJ Report have been reduced by 50% to account for associated risk. The properties comprise over 95% of the total value of KeyWest's reserves and are listed in descending order of "proven" reserves value.

         BASHAW

Bashaw, a property located approximately 110 miles northeast of Calgary, was initially acquired in May 2001. In October 2002, KeyWest acquired additional interests in Bashaw ranging from 85% to 100% in 24 gross wells producing approximately 2,000 BOE/d (net to KeyWest) light Nisku oil with some associated gas. Producing reserves of 3,413 mbbls of oil and liquids and 4.1bcf natural gas and proven non-producing reserves of 1,618 mbbls of oil and liquids and 0.86 bcf natural gas to KeyWest's interests. Risked probable reserves of 1,294 mbbls oil and 1.28 bcf gas were also assigned.

         BASSANO

Bassano is a light oil project located 90 miles southeast of Calgary. Proved producing reserves of 4,516 mbbls of oil and ngls and 2.1 bcf natural gas and proven non-producing reserves of 904 mbbls of oil and ngls and 0.4 bcf natural gas were assigned to the property. Risked probable reserves of 974 mbbls of oil and ngls and 0.5 bcf natural gas were also assigned.

         CHIN COULEE

The Chin Coulee property is located in Townships 6, 7 and 8, Ranges 14 and 15, W4M approximately 40 miles southeast of Lethbridge, Alberta. Oil production is mainly attributable to the Sawtooth formation with minor contributions from the Mannville formation. KeyWest also has a 100% interest in a central oil battery, which is capable of handling 58,000 bbls/day of fluid. Proven producing reserves of 4.4 mmbbls and proven non-producing reserves of 212 mbbls were assigned to KeyWest's interests in this area. Risked probable reserves of 432 mbbls were assigned to KeyWest's interests in this area.

         CARBON

The Carbon property is located in Townships 29 and 30, Ranges 23, 24 and 25 W4M, approximately 45 miles northeast of Calgary. As of December 31, 2002, KeyWest had an average working interest of 78% in 60 producing wells completed in the Leduc, Nisku, Pekisko, Ellerslie, Viking and Belly River zones in this area. KeyWest operates, and owns average working interests of 92% and 93% respectively, in an oil battery and water disposal facility and in a sour gas processing plant and sulphur recovery system. KeyWest expanded capacity of the oil battery and water disposal system to increase fluid handling capacity from 3,000 to 6,000 barrels per day of fluid. Capacity of the sour gas processing plant and sulphur recovery system is 2,150 mcfd with current throughput of approximately 500 mcfd solution gas.

In addition, KeyWest owns and operates a 100% working interest in an 8,000 mcfd gas plant with current throughput of 1,850 mcfd. Proven producing working interest reserves of 8.6 bcf natural gas and 823 mbbls oil and ngls were assigned to the Carbon property. Proven non-producing reserves of 1.9 bcf natural gas and 532 mbbls of oil and ngls were also assigned. Risked probable reserves of 1.1 bcf natural gas and 173 mbbls of oil and ngls were assigned based on improved recovery factors and increased drainage areas together with potential tie-in of a shut in Viking gaswell at 6-12-30-25W4M.

         EAST CENTRAL GAS

The eastern gas project area comprises five separate properties in east central Alberta located approximately 125 to 165 miles northeast of Calgary. The lands are all situated in close proximity to pipelines and there is considerable unused plant capacity in the immediate area. The area has multi-zone gas potential and is mainly productive in the Viking, Colony and McLaren zones. During 2002 KeyWest drilled six successful gas wells in the project in which KeyWest's average working interest is 92%. Proven producing reserves of 6.6 bcf gas were assigned to the Company's interests in the area. Proven non-producing reserves of 5.0 bcf. In addition, GLJ assigned risked probable reserves of 1.3 bcf.

         CARROT CREEK

As of December 31, 2002, KeyWest owned a 44.42% working interest in five gas wells in the Carrot Creek area located approximately 140 kilometers west of Edmonton, Alberta. Proven producing reserves of 1.4 bcf natural gas and 90 mbbls natural gas liquids were assigned to KeyWest's interest in the Mannville zone in this well. Proven non-producing reserves of 0.2 bcf natural gas and 14 mbbls ngls were assigned to the Viking zone in the well and risked probable reserves of 0.1 bcf natural gas and 8 mbbls ngls were assigned.

         UNDEVELOPED LAND
         ----------------

KeyWest's inventory of undeveloped lands at December 31, 2002 and 2001 year ends is summarized below. The value of the lands was determined by Seaton Jordan & Associates Ltd. for December 31, 2002 and 2001.

                                           2002                     2001
-------------------------------------------------------------------------------
Acres                               Gross       Net         Gross        Net
-------------------------------------------------------------------------------
Alberta                           108,147      93,659      82,816      69,159
British Columbia                    2,810         937       2,810         937
Saskatchewan                        1,800         899      31,343      18,417
-------------------------------------------------------------------------------
Total                             112,757      95,495     116,969      88,513
-------------------------------------------------------------------------------
Value of net acres ($millions)                  $7.71                   $6.93
Average working interest                           85%                     76%
-------------------------------------------------------------------------------

         DRILLING ACTIVITY - WELLS DRILLED
         ---------------------------------

KeyWest drilled, or participated in drilling, the following wells during the last two years:

                                         Years Ended December 31
                            ----------------------------------------------
                                     2002                     2001
                            --------------------     ---------------------
                              Gross        Net         Gross      Net
--------------------------------------------------------------------------
Oil                            49.0       48.0          18      14.85
Gas                            12.0       10.8          14      11.15
Service                         -          -             2       2.00
Dry                            14.0       13.0          11      10.00
--------------------------------------------------------------------------
Total                          75.0       71.8          45      38.00
--------------------------------------------------------------------------
Exploratory                    23.0       22.0          25      19.00
Development                    52.0       49.8          20      19.00
--------------------------------------------------------------------------
Total                          75.0       71.8          45      38.00
--------------------------------------------------------------------------
Average working interest                  95.7%                 84.4%

(1)      "Gross" refers to all wells in which KeyWest has an interest.
(2) "Net" refers to KeyWest's aggregate percentage interest in the gross wells.


The following tables set out the Company's net average daily volumes, before royalties, attributable to its producing properties as of December 31, 2002. The properties are listed in descending order of production volumes.

         OIL AND NGLS PRODUCTION
         -----------------------

                                                          Production
                ----------------------------------------------------------------
                           Property                 bbls/d         % of Total
                ----------------------------------------------------------------
                Chin Coulee, Alta.                  2,098               43%
                Bassano, Alta                       1,525               31%
                Bashaw, Alta.                         767               16%
                Carbon, Alta.                         380                8%
                Other                                  85                2%
                ----------------------------------------------------------------
                Total                               4,855              100%
                ----------------------------------------------------------------


         NATURAL GAS PRODUCTION
         ----------------------

                                                          Production
                ----------------------------------------------------------------
                           Property                  mcf/d         % of Total
                ----------------------------------------------------------------
                Eastern Area, Alta.                 4,910               45%
                Carbon, Alta                        3,860               35%
                Bassano, Alta.                        947                9%
                Bashaw, Alta.                         487                4%
                Merid, Sask.                          334                3%
                Other                                 454                4%
                ----------------------------------------------------------------
                Total                              10,992              100%
                ----------------------------------------------------------------

The following table summarizes KeyWest's working interest as at December 31, 2002 in its principal producing wells and in non-producing wells, which are believed capable of production, based on the GLJ Report. The wells in this table comprise in excess of 95% of KeyWest's proven oil and gas reserves value.

                                   Oil Wells                   Gas Wells
                           ----------------------------------------------------
                              Gross         Net           Gross         Net
-------------------------------------------------------------------------------

Alberta                      189.0          154.1          55.0          42.3
-------------------------------------------------------------------------------
Total                        189.0          154.1          55.0          41.8
-------------------------------------------------------------------------------

(1)      "Gross Wells" refers to all wells in which KeyWest has an interest;
(2) "Net Wells" refers to the aggregate of the percentage interest of KeyWest in the Gross Wells.


         INFORMATION REGARDING RESERVES AND FUTURE REVENUE
         -------------------------------------------------

NOTE: Pursuant to National Policy Statement 2-B of the Canadian Provincial Securities Administrators, Section 3.1.6, the Company's engineers are required to assign a status to reserves as "proved" or "probable additional" and "proved producing" or "proved non-producing". Pursuant to Section 3.1.6, the Company's engineers are also required to assign the quantity of reserves to "proved producing", "proved non-producing" and "total proved", "proved additional" and "total reserves". Pursuant to Form 14 of the SECURITIES ACT (Alberta), which is the form to be followed for the filing of a prospectus under the SECURITIES ACT (Alberta) by natural resource issuers, the Company is required to disclose "the quantity and type of proved reserves, proved producing reserves, proved non-producing reserves and probable additional reserves of crude oil, natural gas and natural gas liquids of the issuer and its subsidiaries together with particulars as to the accessibility of those reserves to gathering systems". The following disclosure is intended to comply with these regulations.

         RESERVES AND FUTURE REVENUE
         ---------------------------

KeyWest's oil and gas reserves as of October 1, 2002 with a "look ahead" analysis at January 1, 2003 were evaluated by GLJ, an independent engineering firm, in a report dated June 25, 2003. The results of the GLJ Report are summarized in the following table. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the table. Probable reserve values have been risked at 50%.

                              OIL AND GAS RESERVES
            DECEMBER 31, 2002 (BASED ON ESCALATED PRICE ASSUMPTIONS)

                                                          Reserves
                                               ----------------------------
                                                  Oil & NGLS         Gas
                                                    mbbls            mmcf
                                               ----------------------------
Proven Reserves
         Producing                                   13,311         22,826
         Non-Producing                                  156          6,864
         Undeveloped                                  3,123          1,573
---------------------------------------------------------------------------
Total Proven                                         16,590         31,263
Probable Reserves (50%)                               2,885          4,356
---------------------------------------------------------------------------
Total Proven Plus Risked Probable                    19,475         35,619
---------------------------------------------------------------------------

                              OIL AND GAS RESERVES
                  DECEMBER 31, 2002(BASED ON CONSTANT PRICING)

                                                          Reserves
                                               ----------------------------
                                                  Oil & NGLS         Gas
                                                    mbbls            mmcf
                                               ----------------------------
Proven Reserves
         Producing                                 13,518           23,553
         Non-Producing                                156            7,064
         Undeveloped                                3,134            1,521
---------------------------------------------------------------------------
Total Proven                                       16,808           32,138
Probable Reserves (50%)                             2,918            4,542
---------------------------------------------------------------------------
Total Proven Plus Risked Probable                  19,726           36,680
---------------------------------------------------------------------------

(1) Reserve volumes are before the deduction of royalty interests. Probable reserve volumes were reduced by 50% to allow for risk.

(2) "Proved" reserves as summarized based on price assumptions in the GLJ Report (see note 5) are those reserves estimated as recoverable under current technology and anticipated economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. There is relatively little risk associated with proved reserves. The proved reserves are subdivided into the following groups:

         (a) "Proved producing" reserves are those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reason.

         (b) "Proved non-producing" reserves are those reserves that are not currently producing either due to lack of facilities and/or markets. Such reserves are developed in that proven non-producing reserves are assigned to acreage that has been drilled and proved capable of economic production through drillstem and/or production testing and related technical analysis.

         (c) "Proved undeveloped" reserves are proved reserves, which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.

(3) "Probable additional" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be "proved" under current technology and existing economic conditions or anticipated economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category, which can be realistically estimated for the pool on the basis of enhanced recovery processes reasonably expected to be instituted in the future. There is some degree of geological and engineering risk associated with probable reserves. A RISK FACTOR OF 50% HAS BEEN APPLIED TO THE PROBABLE RESERVE VALUES TO REFLECT THIS RISK.

(4) The reference crude oil and natural gas price forecasts used in the GLJ Report are as follows:

                                   Crude Oil             Natural Gas
                                  U.S. $/bbl            Cdn. $/mmbtu
         -------------------------------------------------------------------
         2003                       $25.50                  $5.40
         2004                       $22.00                  $4.80
         2005                       $21.00                  $4.50
         2006                       $21.00                  $4.65
         2007                       $21.25                  $4.65
                                  + 1.5%/yr.        +0.0%/yr. next 2 yrs.
                                                    +1.0%/yr. thereafter
         -------------------------------------------------------------------

         (a) Crude oil reference prices are the assumed West Texas Intermediate ("WTI") prices for crude oil at Cushing Oklahoma.

         (b) Natural gas prices are the assumed average spot prices at the Alberta Plant Gate.

         RECONCILIATION OF RESERVES
         --------------------------

The following table provides a breakdown of reserves added during 2002:

                                        Oil & NGLs (mbbls)                        Natural Gas (mmcf)
                             ------------------------------------     -----------------------------------
Reserves (1)                   Proven      Probable       Total         Proven      Probable      Total
---------------------------------------------------------------------------------------------------------
As at December 31, 2001       10,390         2,525       12,915           27.0        7.0          34.0
---------------------------------------------------------------------------------------------------------
Drilling                       3,755         1,553        5,308            7.2        1.7           8.9
Acquisitions                   4,453         2,110        6,563            3.8        1.5           5.3
Dispositions                    (455)         (289)        (744)          (1.7)      (1.2)         (2.9)
Revisions                        219          (129)          90           (1.0)      (0.3)         (1.3)
---------------------------------------------------------------------------------------------------------
Total Additions                7,972         3,245       11,217            8.3        1.7          10.0
Production                    (1,772)            0       (1,772)          (4.0)       0.0          (4.0)
---------------------------------------------------------------------------------------------------------
As at December 31, 2002       16,590         5,770       22,360           31.3        8.7          40.0
---------------------------------------------------------------------------------------------------------

(1) Reserves are the Company's reserves before the deduction of any royalties.

         RESERVE LIFE INDEX
         ------------------

KeyWest's reserve life index, comparing total reserves and production for the 2002 and 2001 fiscal year-ends, is as follows:

                                     2002                                    2001
--------------------------------------------------------------------------------------------------
Years                   Proven Only   Proven & Probable       Proven Only     Proven & Probable
--------------------------------------------------------------------------------------------------
Oil & NGLs                  6.5              8.0                  6.8                8.2
Gas                         6.4              7.7                  7.1                8.6
Combined                    6.5              7.9                  6.9                8.3
--------------------------------------------------------------------------------------------------


ITEM 5   OPERATING AND FINANCIAL REVIEW PROSPECTS
------   ----------------------------------------

This discussion and analysis should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2002 and 2001 along with their comparatives and related notes. The consolidated financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 9 to the Company's financial statements for the years ended December 31, 2002 and 2001 and Note 10 for the years ended

December 31, 2001 and 2000, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

A.       OPERATING RESULTS

         YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001
         ---------------------------------------------------------------------

         EARNINGS SUMMARY

              $000's (except per share numbers)            2002         2001
              -----------------------------------------------------------------
              Earnings                                 $  13,268    $   9,017
              Earnings per share (basic)               $    0.24    $    0.19
              -----------------------------------------------------------------

         OIL AND GAS REVENUE

Gross production revenue increased 63% to $73.8 million from $45.2 million in 2001. Included in this amount is a net $2.4 million hedging loss (2001 - $1.3 million gain). The revenue contributions were 78% oil and 22% gas, compared to 63% oil and 37% gas in the prior year.

KeyWest's average oil price before hedging was up 26% to $33.80 per bbl versus $26.81 per bbl for 2001, while the gas price before hedging was 21% lower at $4.06 per mcf compared to $5.11 per mcf in 2001.

The oil netback increased 16% to $19.95 from $17.27 per bbl in 2001, reflecting higher prices and slightly higher operating costs. The gas netback decreased 33% to $2.40 per mcf as compared to $3.57 in 2001 due to the first quarter hedging gains.

         OIL AND GAS ANALYSIS

The tables below comprise a summary of comparative operations (including netbacks) on a boe basis for 2002 and 2001 together with a breakdown of netbacks by product for 2002.

                                                2002                        2001                   % Change
-----------------------------------------------------------------------------------------------------------------
Production                                  6,687 boe/day               4,290 boe/day                 56%
-----------------------------------------------------------------------------------------------------------------
                                         ($000's)     ($/boe)       ($000's)      ($/boe)     (total)     ($/boe)
Field Netback:
Oil and gas production revenue          $76,188       $31.21        $43,901       $28.04         74%         11%
Hedging gains (losses)                   (2,388)       (0.98)         1,296         0.83       -284%       -218%
-----------------------------------------------------------------------------------------------------------------
Gross revenue                            73,800        30.23         45,197        28.87         63%          5%
Royalties                               (16,857)       (6.91)        (8,560)       (5.47)        97%         26%
Operating expenses                      (11,948)       (4.90)        (7,532)       (4.81)        59%          2%
-----------------------------------------------------------------------------------------------------------------
FIELD NETBACK                            44,995        18.42         29,105        18.59         55%         -1%
-----------------------------------------------------------------------------------------------------------------

General and administrative               (3,666)       (1.50)        (2,678)       (1.71)        37%        -12%
Interest income                              --           --             --           --          0%          0%
Interest expense                         (1,409)       (0.58)          (942)       (0.60)        50%         -3%
Current taxes                              (492)       (0.20)          (400)       (0.26)        23%        -23%
-----------------------------------------------------------------------------------------------------------------
CASH FLOW NETBACK                        39,428        16.14         25,085        16.02         57%          1%
-----------------------------------------------------------------------------------------------------------------

Depletion and depreciation              (17,180)       (7.04)       (10,457)       (6.68)        64%          5%
Site restoration                         (1,180)       (0.48)          (658)       (0.42)        79%         14%
Future income taxes                      (7,800)       (3.20)        (4,953)       (3.16)        57%          1%
-----------------------------------------------------------------------------------------------------------------
NET INCOME                              $13,268        $5.42         $9,017        $5.76         47%         -6%
-----------------------------------------------------------------------------------------------------------------

Netback by Product
                                             Oil & NGLs                   Natural Gas               2002 Total
-----------------------------------------------------------------------------------------------------------------
2002 Production                            4,855 bbls/day               10,992 mcf/day            6,687 boe/day
-----------------------------------------------------------------------------------------------------------------
                                         ($000's)     ($/bbl)       ($000's)      ($/mcf)     ($000's)     ($/boe)
Field netback:
Production revenue                       59,896        33.80         16,292         4.06     76,188       31.21
Hedging gain (loss)                      (2,592)       (1.46)           204         0.05     (2,388)      (0.98)
-----------------------------------------------------------------------------------------------------------------
Total revenue                            57,304        32.34         16,496         4.11     73,800       30.23
Royalties                               (13,596)       (7.67)        (3,261)       (0.81)   (16,857)      (6.91)
Operating expenses                       (9,188)       (5.19)        (2,760)       (0.69)   (11,948)      (4.90)
-----------------------------------------------------------------------------------------------------------------
FIELD NETBACK                            34,520        19.48         10,475         2.61     44,995       18.42
-----------------------------------------------------------------------------------------------------------------

         ROYALTIES

Oil and gas royalties were $16.9 million as compared to $8.6 million in 2001 which was due to the increased number of wells from the current year drilling and acquisition programs. Royalties increased from 19% of revenue in 2001 to 23% in 2002. The increase is the result of higher prices in 2002.

         OPERATING EXPENSES

Operating expenses increased to $11.9 million in the past year as compared to $7.5 million in 2001, which was due to the increased number of wells from the current year drilling and acquisition programs. On a barrel of oil equivalent basis, operating costs slightly increased 2% to $4.90 as compared to $4.81 in 2001.

         GENERAL AND ADMINISTRATIVE EXPENSES

Net general and administrative expenses increased to $3.7 million as compared to $2.7 million in 2001. On a barrel of oil equivalent basis, general and administrative expenses decreased 12% to $1.50 per boe from $1.71 per boe because of higher production volumes, which resulted in lower unit costs. Overhead recoveries on operated properties increased 48% from last year due to the increased capital activity undertaken in fiscal 2002. The following table summarizes general and administrative expenses:

                   $000's                          2002             2001
                   --------------------------------------------------------
                   Gross expense                 $4,463           $3,218
                   Overhead recoveries             (797)            (540)
                   --------------------------------------------------------
                   Net expense                   $3,666           $2,678
                   --------------------------------------------------------

         INTEREST EXPENSE

Interest expense increased to $1.4 million from $0.9 million in 2001 due to the increase in borrowings on the credit facility. KeyWest's effective interest rate on an average bank debt of $35 million was 3.97%.

         DEPLETION AND DEPRECIATION

The Company's depletion and depreciation expense increased to $17.2 million from $10.5 million; however on a boe basis it only increased 5% to $7.04 from $6.68 in 2001. The increase in depletion is the result of increased finding and development costs.

         SITE RESTORATION

The current year provision for site restoration of $1,180,000 ($0.48 per boe) increased from $658,000 ($0.42 per boe) in 2001 due to the increase in the number of wells and higher well abandonment estimates. The following table summarizes the site restoration provision reported on the Company's year-end balance sheets:

                                                  2002             2001
                   ----------------------------------------------------------
                   Opening provision          $     990,158    $    443,488
                   Provision for the year         1,180,000         657,899
                   Actual costs incurred           (157,600)       (111,229)
                   ----------------------------------------------------------
                   Closing provision          $   2,012,558    $    990,158
                   ----------------------------------------------------------

         INCOME TAXES

The current tax increase to $492,000 from $400,000 last year is due to the increase in the size of the Company's capital base.

The total tax provision as a percentage of pre-tax earnings was 38% compared to 37% last year.

The following table summarizes the approximate tax pools at December 31, 2002:

                                                  Annual
                                              Deduction Rate     ($000's)
-----------------------------------------------------------------------------
Canadian oil and gas property expense                10%         78,095
Canadian development expense                         30%         20,222
Canadian exploration expense                        100%         12,682
Undepreciated capital cost                           25%         49,097
Share issue costs                                    20%          2,777
Non-capital losses                                  100%         17,509
-----------------------------------------------------------------------------
                                                                180,382
-----------------------------------------------------------------------------

         SIGNIFICANT ACCOUNTING POLICIES

KeyWest Energy Corporation (KeyWest) and its successor Viking KeyWest Inc., follow Canadian generally accepted accounting principles which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission (SEC). These differences are not material but are outlined in detail in note 9 to the December 31, 2002 consolidated financial statements of KeyWest along with its comparatives and note 10 to the consolidated financial statements of KeyWest for December 31, 2001 along with its comparatives. Other significant accounting policies utilized by KeyWest are described below.

Capital Assets

KeyWest Energy Corporation and its successor Viking KeyWest Inc. follow the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in one Canadian cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

Depletion, Depreciation and Amortization

Capitalized oil and natural gas costs are depleted using the Unit-of-production method based on estimated proven reserves of oil and natural gas before royalties, as determined by management and reviewed by an independent reserve engineer and capital costs plus estimated future development costs of proven undeveloped reserves less estimated salvage values of the production equipment. Natural gas reserves and production are converted to an equivalent volume of oil on an energy equivalent basis of 6 Mcf to 1 barrel of oil.

Future Site Restoration and Abandonment Costs

KeyWest has made a provision for estimated future site restoration and abandonment costs based on the Unit-of-production method using proved reserves. The period charge to the provision is included with depletion, depreciation and amortization. Actual restoration and abandonment costs are charged against this provision.

Ceiling Test

KeyWest applies a ceiling test to capitalized oil and natural gas costs to ensure that such costs do not exceed the estimated future net revenues from production of proved reserves, using prices and costs in effect at KeyWest's reporting period end. Estimated future net revenues are calculated after deducting site restoration costs, general and administrative costs, income taxes and financing costs plus the costs of unproved properties less any impairment. Any capitalized costs in excess of the ceiling test amount are charged to earnings. There has not been a ceiling test write-down.

         IMPACT OF ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. The implementation of this pronouncement does not change the way Viking KeyWest Inc.'s or Viking Energy Royalty Trust's hedging activities are currently recorded.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004, but earlier adoption is encouraged. Viking Energy Royalty Trust will have to record this liability and the offset to its capital assets. An evaluation will be done to determine the full amount of the liability including the KeyWest acquisition an implementation of this pronouncement will begin on January 1, 2004.

In December 2002, the CICA issued a new standard on the disposal of long-lived assets and discontinued operations, which is effective for disposal activities initiated by a company's commitment to a plan on or after May 1, 2003. The new standard requires an asset classified as held for sale to be measured a fair value less cost to sell, provides criteria for classifying assets as held for sale and classifying a disposal as discounted operations, and specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets. Viking KeyWest Inc.'s would only be impacted by this pronouncement to the extent of its involvement in the disposition of long-live assets or discontinuing operation. Currently, neither Viking KeyWest Inc. nor Viking Energy Royalty Trust is involved in any such activities.

For fiscal years beginning on or after April 1, 2003 CICA handbook section 3063 Impairment of Long-Lived Assets must be implemented on a prospective basis. The new standard requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition, which loss should be measured as the amount by which its carrying amount exceeds its fair value, and provides guidance on how to determine fair value. KeyWest used the full cost method of accounting for its oil & gas assets under Accounting Guideline 5 ("AcG-5"), FULL COST ACCOUNTING IN THE OIL AND GAS INDUSTRY, which requires that a ceiling test be performed to determine the appropriate valuation. This ceiling test is specifically exempt from section 3063. However, as a result of the issuance of section 3063, the full cost ceiling test in AcG-5 is under review. Therefore the impact of this new section is not expected to be material.

In May 2003, the CICA amended the CICA handbook section 1540, "Cash flow statements" and section 3500, "Earnings per share" disallowing the inclusion of cash flow per share (or per unit) information in the financial statements. Distributions that are payable to Unitholders is still an acceptable amount to be presented on a per-unit basis.

In May 2003, EIC-134 "Accounting for severance and termination benefits" was released to provide a consensus on accounting for various types of severance benefits that may occur. This EIC is not expected to change Viking Key West Inc.'s or Viking Energy Royalty Trust's current method for accounting for severance and termination costs.

In July 2003, the CICA published an amendment to section 1100, "Generally accepted accounting principals" requiring that professional judgment should be used in determining secondary sources of GAAP when primary GAAP does not provide adequate guidance. This amendment is effective October 2003, and does not have a quantitative impact on the current financial reporting of Viking KeyWest Inc., or Viking Energy Royalty Trust.

In July 2003, the CICA released section 1400, "General standard of financial statement presentations" to revise and replace section 1500. The standard rules that financial statements should include all information required for fair presentation and should show comparative results from the prior year. This section will be effective October 2003, and is consistent with Viking KeyWest Inc.'s and Viking Energy Royalty Trust's current practice in financial reporting.

In July 2003, the CICA released EIC-136 "Income tax considerations in applying the goodwill impairment test" where consensus was reached to include future tax balances in the determination of carrying value of the reporting unit, and to include the tax basis of assets and liabilities in the determination of fair value of the reporting unit when performing a goodwill impairment test required in section 3062. In complying with CICA handbook section 3062, Viking Energy Royalty Trust will include the guidance specified in EIC-136.

There have been several other pronouncements issued by the CICA in 2002 and 2003, however, these were not applicable in 2002 and are not expected to be applicable to Viking KeyWest Inc. or Viking Energy Royalty Trust in 2003.

         YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000
         ---------------------------------------------------------------------

         OVERVIEW

KeyWest achieved strong financial results in 2001 with higher production volumes offsetting lower product prices. Production growth in 2001 was the result of both successful drilling activities and property acquisitions, whereas the Company's growth in 2000 was mainly attributable to drilling.

         EARNINGS SUMMARY

                   $000's (except per share numbers)      2001      2000
                   --------------------------------------------------------
                   Earnings                            $ 9,017   $  6,957
                   Earnings per share (basic)          $  0.19   $   0.15
                   --------------------------------------------------------

         OIL AND GAS REVENUE

As a result of the Company's successful drilling and acquisition program, gross production revenue increased 48% to $45.2 million from $30.6 million in 2000. Included in this amount is a net $1.3 million hedging gain earned mainly in the first quarter. The revenue contributions were 63% oil and 37% gas, compared to 56% oil and 44% gas in the prior year.

KeyWest's average oil price was down 15% to $26.81 per bbl versus $31.52 per bbl for 2000, while gas was 5% lower at $5.11 per mcf compared to $5.37 per mcf in 2000.

The oil netback decreased 17% to $17.27 from $20.86 per bbl in 2000, reflecting lower prices and slightly higher operating costs. The gas netback increased 7% to $3.57 per mcf as compared to $3.33 in 2000 due to the first quarter hedging gains.

KeyWest's rapid growth continues with a projected 31% increase in 2002 production revenues to approximately $59 million. This forecast is based upon 2002 production volumes increasing to 6,065 boepd and assumes a West Texas Intermediate oil price of $22.50 US per bbl and a gas price of $3.75 Cdn. per mcf.

         OIL AND GAS ANALYSIS

The tables below comprise a summary of comparative operations (including netbacks) on a boe basis for 2001 and 2000 together with a breakdown of netbacks by product for 2001.

                                                2001                      2000                 % Change
---------------------------------------------------------------------------------------------------------------
Production                                  4,290 boe/day            2,638 boe/day                63%
---------------------------------------------------------------------------------------------------------------
                                        ($000's)    ($/boe)       ($000's)    ($/boe)     (total)     (/boe)
Field Netback:
Oil and gas production revenue          $43,901      $28.04       $30,641      $31.82        43         (12)
Hedging gains                             1,296        0.83            --          --       100         100
---------------------------------------------------------------------------------------------------------------
Gross revenue                            45,197       28.87        30,641       31.82        48          (9)
Royalties                                (8,560)      (5.47)       (7,051)      (7.32)       21         (25)
Operating expenses                       (7,532)      (4.81)       (3,876)      (4.03)       94          19
FIELD NETBACK                            29,105       18.59        19,714       20.47        48          (9)
---------------------------------------------------------------------------------------------------------------

General and administrative               (2,678)      (1.71)       (2,014)      (2.09)       33         (18)
Interest income                              --          --           153        0.16      (100)       (100)
Interest expense                           (942)      (0.60)          (25)      (0.03)    3,668       1,900
Current taxes                              (400)      (0.26)         (197)      (0.20)      103         (30)
---------------------------------------------------------------------------------------------------------------
CASH FLOW NETBACK                        25,085       16.02        17,631       18.31        42         (13)
---------------------------------------------------------------------------------------------------------------

Depletion and depreciation              (10,457)      (6.68)       (5,737)      (5.96)       82          12
Site restoration                           (658)      (0.42)         (318)      (0.33)      107          27
Future income taxes                      (4,953)      (3.16)       (4,619)      (4.80)        7         (34)
---------------------------------------------------------------------------------------------------------------
NET INCOME                               $9,017       $5.76        $6,957       $7.22        30         (20)
---------------------------------------------------------------------------------------------------------------


Netback by Product
                                                 Oil                  Natural Gas               2001 Total
---------------------------------------------------------------------------------------------------------------
2001 Production                            2,922 bbls/day           8,206 mcf/day             4,290 boe/day
---------------------------------------------------------------------------------------------------------------
                                        (000's)    ($/bbl)       (000's)    ($/mcf)     (000's)     ($/bbl)
Field netback:
Production revenue                      $28,587      $26.81       $15,314       $5.11    $43,901     $28.04
Hedging gain (loss)                         (75)      (0.07)        1,371        0.46      1,296       0.83
---------------------------------------------------------------------------------------------------------------
Total revenue                            28,512       26.74        16,685        5.57     45,197      28.87
Royalties                                (5,317)      (4.99)       (3,243)      (1.08)    (8,560)     (5.47)
Operating expenses                       (4,778)      (4.48)       (2,754)      (0.92)    (7,532)     (4.81)
---------------------------------------------------------------------------------------------------------------
FIELD NETBACK                           $18,417      $17.27       $10,688       $3.57    $29,105     $18.59
---------------------------------------------------------------------------------------------------------------

         ROYALTIES

Oil and gas royalties were $8.6 million as compared to $7.1 million in 2000. Royalties decreased from 21% of revenue in 2000 to 19% in 2001. Part of the decrease is the result of lower prices in 2001. In addition, 2000 royalties were unusually high relative to revenues because the Company's Crown gas royalties were assessed at an average Alberta reference price of $3.90 per mcf (notwithstanding that a portion of the Company's gas was actually contracted at $2.95 per mcf).

         OPERATING EXPENSES

Operating expenses increased to $7.5 million in the past year as compared to $3.9 million in 2000. On a barrel of oil equivalent basis, operating costs increased 19% to $4.81 as compared to $4.03 in 2000. The increase reflects higher power costs in the first quarter of 2001 and the acquisition of properties with higher initial operating costs.

Operating costs are expected to decrease in 2002 to $4.70 per boe as power costs have normalized and KeyWest is implementing efficiency measures on its newly acquired properties.

         GENERAL AND ADMINISTRATIVE EXPENSES

Net general and administrative expenses increased to $2.7 million as compared to $2.0 million in 2000. On a barrel of oil equivalent basis, general and administrative expenses decreased 18% to $1.71 per boe from $2.09 per boe because of higher production volumes, which resulted in lower unit costs. Overhead recoveries on operated properties increased 44% from last year due to the increased capital activity undertaken in fiscal 2001. The following table summarizes general and administrative expenses:

                   $000's                         2001              2000
                   --------------------------------------------------------
                   Gross expense                 $3,218            $2,389
                   Overhead recoveries             (540)             (375)
                   --------------------------------------------------------
                   Net expense                   $2,678            $2,014
                   --------------------------------------------------------

         INTEREST EXPENSE

Interest expense increased to $942,000 from $25,000 in 2000 due to the increase in borrowings on the credit facility. The prior year interest was minimal as the Company had only minor overdraft positions in the fourth quarter of 2000. KeyWest's effective interest rate on an average bank debt of $17 million was 5.5%. In 2002, further bank debt increases will result in higher interest expenses.

         DEPLETION AND DEPRECIATION

The Company's depletion and depreciation expense increased to $10.5 million from $5.7 million; however on a boe basis it only increased 12% to $6.68 from $5.96 in 2000. The increase in depletion is the result of increased finding and development costs.

         SITE RESTORATION

The current year provision for site restoration of $658,000 ($0.42 per boe) increased from $318,000 ($0.33 per boe) in 2000 due to the increase in the number of wells and higher well abandonment estimates. The following table summarizes the site restoration provision reported on the Company's year-end balance sheets:

                                                          2001          2000
                   ------------------------------------------------------------
                   Opening provision                    $443,488      $77,600
                   Provision for the year                657,899      317,801
                   Provision acquired - corporate
                     acquisition                              --       48,087
                   Actual costs incurred                (111,229)          --
                   ------------------------------------------------------------
                   Closing provision                    $990,158     $443,488
                   ------------------------------------------------------------

         INCOME TAXES

Current taxes for 2001 and 2000 are related exclusively to the federal Large Corporations Tax and the Saskatchewan Resource Surcharge. The increase to $400,000 from $196,938 last year is due to the increase in the size of the Company's capital base and the increase in revenues from Saskatchewan properties.

The total tax provision as a percentage of pre-tax earnings was 37% compared to 41% last year. The decrease reflects the benefit of the Alberta provincial income tax rate reduction. In addition, the Company's resource allowance benefit increased this year due to increased production on freehold lands.

The following table summarizes the approximate tax pools at December 31, 2001:

                                                   Annual
                                               Deduction Rate      (000's)
----------------------------------------------------------------------------
Canadian oil and gas property expense                10%           $32,980
Canadian development expense                         30%            12,010
Canadian exploration expense                        100%             7,425
Undepreciated capital cost                           25%            29,775
Share issue costs                                    20%               580
Non-capital losses                                  100%             8,620
----------------------------------------------------------------------------
                                                                   $91,390
----------------------------------------------------------------------------

Based on forecasted cash flow and capital spending, KeyWest does not expect to be cash taxable for at least another year and a half.

B.       LIQUIDITY AND CAPITAL RESOURCES

         YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001
         ---------------------------------------------------------------------

         CASH RESOURCES AND LIQUIDITY

KeyWest achieved higher year-end reserves and production levels with the $110 million capital program. The 2002 capital program was financed 36% from cash flow and 64% from the credit facility. The Company's year end debt and working capital deficiency of $67.5 million was than 1.7 times trailing annual cash flow.

During 2002, KeyWest issued 17.6 million common shares for proceeds of $40.8 million net of issue costs.

Included in the total common shares issued in 2002 is 10,909,090 special warrants issued at a price of $2.75 per special warrant for net proceeds of $30 million by way of a private placement. Each special warrant entitled the holder to acquire one common share without payment of any additional consideration. The first closing of 6,165,480 special warrants was completed in October 2002. The remaining 4,743,610 special warrants were issued in November 2002.

Pursuant to its normal course issuer bid, the Company repurchased and cancelled 1,127,022 (2001 - 1,579,900) common shares at a cost of $2.7 million (2001 -
$2.8 million). The Company believes that when the underlying value of its common shares is not reflected in market price, the share purchase program provides value by reducing the number of common shares outstanding.

         EARNINGS

Current year earnings were $13.2 million, which is a 47% increase over $9.0 million achieved in 2001. Higher production volumes and high commodity prices resulted in this increase. Earnings per share increased 26% to $0.24 per share in 2002. On a netback basis, net income decreased by 6% to $5.42 per boe versus $5.76 per boe one year ago because of higher depletion and depreciation and future income taxes.

KeyWest's earnings sensitivities in 2002 to pricing and foreign exchange are estimated as follows:

                                                           EARNINGS
                                                -------------------------------
         PRODUCT PRICES CHANGE BY:                 (000's)         PER SHARE
         -----------------------------------------------------------------------

         Oil - $1.00 U.S./bbl                      $1,254           $0.02
         Gas - $0.10 Cdn/mcf                         $198           $0.00
         $U.S./$Cdn. exchange rate changes
            by $0.01                                 $165           $0.00
         -----------------------------------------------------------------------

         CAPITAL EXPENDITURES

Capital expenditures totalled $110 million in 2002, up 96% from $56.0 million in 2001. The Company's drilling and equipping costs increased 72% as a result of increased drilling activity. Land and seismic costs remained flat compared to the prior year. Facility upgrades at Chin Coulee and Bassano contributed to a 33% increase in facility and flow line costs. The company completed a property acquisition for a purchase price of $61 million, which is included in capital expenditures.

The following table sets out the Company's actual capital cash expenditures.

                   ($000's)                        2002            2001
                   --------------------------------------------------------
                   Land                          $   3,075      $   5,019
                   Seismic                           5,540          3,867
                   Drilling and equipping           29,002         16,881
                   Facilities and flowlines         13,594         10,213
                   Corporate                           227             64
                   --------------------------------------------------------
                                                    51,438         36,044
                   Acquisitions                     58,446         19,980
                   --------------------------------------------------------
                                                $  109,884      $  56,024
                   --------------------------------------------------------


         CONTRACTUAL COMMITMENTS
         -----------------------

At December 31, 2002, KeyWest had entered into the following hedging contracts.

Commodity                                 Quantity                    Period                        Price
----------------------------------------------------------------------------------------------------------------------
Oil-Collars                            2,000 bbls/day         Jan. 1 - Sept. 30, 2003     Floor: $25.00 US/bbl
                                                                                          Ceiling: $28.38 US/bbl
                                       1,000 bbls/day         Jan. 1 - June 30, 2003      Floor: $25.00 US/bbl
                                                                                          Ceiling: $30.90 US/bbl
                                        500 bbls/day          Jan. 1 - Mar. 31, 2003      Floor: $27.00 US/bbl
                                                                                          Ceiling: $31.30 US/bbl
Gas-Collars                            1,896 Mcf/day          Jan. 1 - Oct. 31, 2003      Floor: $4.48/Mcf
                                                                                          Ceiling: $6.37/Mcf
---------------------------------- ----------------------- -----------------------------------------------------------

Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2002 are:

                        2003:                     339,972
                        2004:                     254,979
                        ----------------------------------
                        Total Commitments:        594,951

KeyWest Energy Corporation also had a revolving production loan facility available with a major Canadian bank until it was acquired on February 26, 2003. As at December 31, 2002, KeyWest had drawn $58.3 million on this facility and had a working capital deficit of $9.1 million. Pursuant to the terms of the agreements, any amounts owing would revolve until March 31, 2003 and for a further period of 364 days thereafter at the request of KeyWest and with the consent of the bank. As a result of the acquisition of KeyWest by Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust ("the Trust"), the terms have been renegotiated with the syndicated consolidated revolving demand credit facility of the Trust. The Trust's credit facility is secured by floating debentures on the oil and gas assets held by subsidiaries of the Trust, granting the bank a first mortgage and a security interest in, and to, all of the present and future acquired property and assets. The revolver is subject to an annual review on June 21, 2003 and has been renewed as of that date. In the event that the revolving period is not extended in the future, the loan outstanding as at June 20, 2004 would be repayable over a two year term period. If the loan is called, the one twelfth of the loan balance becomes payable on each of December 31, 2004 and June 21, 2005 with a final lump sum payments of the balance of the loan outstanding being due at the end of the term period.

No other material contractual commitments have been entered into by KeyWest.

C.       RESEARCH AND DEVELOPMENT

As the Company is an oil and gas exploration company that has not maintained a research and development program or policies for the last three years, the information required by this item is inapplicable.

D.       TREND INFORMATION

Except as described in Item 3.D. Risk Factors, the information required by this
Item is inapplicable.


ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
------   ------------------------------------------

A.       Directors and Senior Management

The following table sets forth as of December 31, 2002 the names of the directors and members of senior management of the Company, their positions and offices with the Company, their principal business activities performed outside the Company (as to directors), employment history and their terms of office.

Effective February 26, 2003, pursuant to a plan of arrangement under the Canada Business Corporations Act among KeyWest Energy Corporation ("KeyWest"), Luke Energy Ltd. ("Luke"), a subsidiary of KeyWest, Viking Energy Royalty Trust ("Viking") and Viking KeyWest Inc. ("Viking KeyWest"), all of the outstanding shares of KeyWest were acquired by Viking KeyWest. Pursuant to the plan of arrangement, holders of the shares of KeyWest received for each share held: i)
0.5214 of a trust unit of Viking, ii) $3.65 cash, or iii) a combination thereof, such consideration to be prorated in the event holders of common shares elect to receive in aggregate greater than $66 million cash or 28 million trust units of Viking. KeyWest shareholders also received one-tenth (0.10) of one common share of Luke for every common share of KeyWest, subject to rounding. As a result of the plan of arrangement, KeyWest amalgamated and continued as Viking KeyWest, and became a wholly-owned subsidiary of Viking. The directors and officers listed below managed the Company prior to the change of control and are relevant to the period covered by this Form 20-F. As a result of the change of control all of the officers and directors resigned effective February 26, 2003

          Name            Position with Company                        Employment History                      Term of Office
---------------------     -----------------------         -----------------------------------------------      ---------------------
Harold V. Pedersen        President and Director          President and Director of Jordan Petroleum Ltd.      Feb. 26, 1998 -
                                                          from Aug. 1986 to Dec. 1997; prior thereto,          Feb. 26, 2003
                                                          President and CEO of Inverness Petroleum Ltd.

Mary C. Blue              Executive Vice                  Sr. Vice-President, Land and Director of Jordan      Feb. 26, 1998 -
                          President and Director          Petroleum Ltd. from March 1993 to Dec. 1997 and      Feb. 26, 2003
                                                          a Jordan executive from May 1987; prior thereto
                                                          Land Manager and Corporate Secretary of Inverness
                                                          Petroleum Ltd.

          Name            Position with Company                        Employment History                      Term of Office
---------------------     -----------------------         -----------------------------------------------      ---------------------
Bruce M. Beynon           Vice President,                 Joined KeyWest Energy in May 1999 as Exploration     April 1, 2000 -
                          Exploration                     Manager; prior thereto Senior Geologist with         Feb. 26, 2003
                                                          Remington Energy from Feb. 1998 until April
                                                          1999, prior thereto Senior Geologist with Jordan
                                                          Petroleum Ltd.

Carrie McLauchlin         Vice President,                 Joined KeyWest Energy in June 1999 as Accounting     April 1, 2000 -
                          Finance and Chief               Manager; prior thereto Chief Financial Officer       Feb. 26, 2003
                          Financial Officer               of Revolve Magnetic Bearings from December 1997

Steve Sugianto            Vice President,                 Joined KeyWest Energy in March 1999 as               April 1, 2000 -
                          Engineering and                 Engineering Manager; prior thereto Operations        Feb. 26, 2003
                          Corporate Development           Manager of Remington Energy Ltd. from March 1996

Hugh Mogensen             Director and Chairman           Independent oil and gas consultant since May         Oct. 21, 1993 -
                          of the Board                    1986; prior thereto Chairman of the Board of         Feb. 26, 2003
                                                          Inverness Petroleum Ltd. A director of Jordan
                                                          Petroleum from Aug. 1986 to Dec. 1997

Ronald L. Belsher         Director                        Partner in Collins Barrow, Chartered Accountants     May 14, 1998 -
                                                          since 1977. A Director of Jordan Petroleum Ltd.      present
                                                          from Apr. 1994 to Dec. 1997

David Crevier             Director and Corporate          Partner (since 1983) in the Montreal law firm of     Feb. 26, 1998 -
                          Secretary                       Colby, Monet, Demers, Delage & Crevier, and          Feb. 26, 2003
                                                          senior counsel prior thereto; Corporate
                                                          Secretary of Jordan Petroleum Ltd. from Feb.
                                                          1987 to Dec. 1997 and a Director from March 1993
                                                          to Dec. 1997

J. Ronald Woods           Director                        President, Rowood Capital Corp. since November       May 14, 1998 -
                                                          2000, prior thereto Vice-President, Jascan           Feb. 26, 2003
                                                          Resources Inc. since 1996

Alain Lambert             Director                        Principal of One and Company since January 2002.     May 26, 1999 -
                                                          President of Trilogy Integrated Investor             Feb. 26, 2003
                                                          Relations Inc., since July 1998; prior thereto
                                                          President of Tokenhouse Capital & Research Inc.
                                                          (an investor relations firm) from November 1994
                                                          to July 1998; former CEO and director of Colt
                                                          Energy Inc.

Lyle D. Schultz           Director                        Vice-President and founder of MiCasa Rentals         May 26, 1999 -
                                                          Inc., a privately owned oilfield wellsite            Feb. 26, 2003
                                                          trailer rental company since 1993, former
                                                          director of Colt Energy Inc.
------------------------------------------------------------------------------------------------------------------------------------

* The term of office applies to each position and office held by the director and/or officer, except that Mr. Mogensen became Chairman of the Board effective May 30, 2000.

All directors stand for election at each Annual General Meeting of the Company. The last Annual Meeting was held on May 28, 2002.

The individuals named above are not related by blood or marriage. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Immediately following the acquisition of KeyWest by Viking, all officers and directors resigned and KeyWest was amalgamated with Viking KeyWest Inc., a wholly owned subsidiary of Viking Energy Royalty Trust.

B.       COMPENSATION

         SUMMARY COMPENSATION TABLE
         --------------------------

"Named Executive Officer" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.

The Company had five Named Executive Officers as of December 31, 2002 to February 26, 2003: Harold V. Pedersen, Mary C. Blue, Bruce M. Beynon, Steve Sugianto, and Carrie McLauchlin. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the fiscal years ended December 31, 2002, 2001 and 2000.

------------------------------------------------------------------------------------------------------------------

                                                                                  LONG-TERM
                                                 ANNUAL COMPENSATION            COMPENSATION
                                   --------------------------------------    ------------------
                                                SALARY      OTHER ANNUAL      SECURITIES UNDER         ALL OTHER
                                                            COMPENSATION       OPTIONS GRANTED       COMPENSATION
NAME & PRINCIPAL POSITION          YEAR           ($)           ($)                 (#)                 ($) (1)
------------------------------------------------------------------------------------------------------------------
Harold V. Pedersen                 2002         184,600          -                     140,000             23,995
President & CEO                    2001         161,750          -                          --             14,925
                                   2000         126,800          -                          --              9,300
------------------------------------------------------------------------------------------------------------------
Mary C. Blue                       2002         144,800          -                     115,000             18,250
Executive Vice-President           2001         127,350          -                          --             12,334
                                   2000         106,875          -                          --             10,030
------------------------------------------------------------------------------------------------------------------
Bruce M. Beynon                    2002         140,600          -                      40,000             14,060
Vice-President, Exploration        2001         199,250          -                          --             11,925
                                   2000         105,000          -                     120,000             10,140
------------------------------------------------------------------------------------------------------------------
Steve Sugianto                     2002         140,600          -                      40,000             14,060
Vice-President, Engineering        2001         119,250          -                          --             11,925
& Corporate Development            2000         105,000          -                     120,000             10,140
------------------------------------------------------------------------------------------------------------------
Carrie McLauchlin                  2002         140,600          -                      40,000             13,064
Vice-President, Finance &          2001         119,250          -                          --             11,925
Chief Financial Officer            2000         105,000          -                     120,000             10,140
------------------------------------------------------------------------------------------------------------------


(1) Comprises the Corporation's contribution under the "Employee Share Purchase Plan" and bonuses.

* The value of all other forms of compensation, including life and health insurance premiums, parking and membership dues, and similar benefits totals less than $10,000.

         LONG TERM INCENTIVE PLAN AWARDS
         -------------------------------

Other than the Company's Stock Option Plan (see "E. Share Ownership") and its Employee Stock Purchase Plan (see "E. Share Ownership"), the Company did not grant any plan, which provides compensation intended to serve as incentive for performance to occur over a period longer than one year.

         OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002
         ---------------------------------------------------------------

Total of stock options granted to the Company's Named Executive Officers during the year ended December 31, 2002 were 375,000 common shares at an average exercise price of $2.56.

         AGGREGATED OPTION EXERCISES DURING THE FISCAL
         YEAR ENDED DECEMBER 31, 2001 AND FISCAL YEAR END OPTION VALUES
         --------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2002, by each of the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

------------------------------------------------------------------------------------------------------------------------
                                                                                         VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS BENEFIT AT
                            SECURITIES     AGGREGATE          FISCAL YEAR END (#)          FISCAL YEAR END ($) (1)
                            ACQUIRED ON    VALUE          --------------------------   ---------------------------------
NAME                        EXERCISE (#)   REALIZED ($)      VESTED      NON-VESTED          VESTED         NON-VESTED
------------------------------------------------------------------------------------------------------------------------
Harold V. Pedersen              125,000        234,000       345,000        140,000          931,200          100,800
------------------------------------------------------------------------------------------------------------------------
Mary C. Blue                    125,000        239,250       205,000        115,000          561,800           85,300
------------------------------------------------------------------------------------------------------------------------
Bruce M. Beynon                  25,000         36,250       190,000         80,000          465,600          126,400
------------------------------------------------------------------------------------------------------------------------
Steve Sugianto                   55,000         76,600       150,000         80,000          361,400          126,400
------------------------------------------------------------------------------------------------------------------------
Carrie McLauchlin                40,000         63,100       160,000         80,000          396,000          126,400
------------------------------------------------------------------------------------------------------------------------

(1)     Based on December 31, 2002 close on The Toronto Stock Exchange of $3.37.


The following table sets forth details of all exercises of options during the fiscal year ended December 31, 2002 by directors who are not Named Executive Officers and the value of unexercised options on an aggregated basis:

----------------------------------------------------------------------------------------------------------------------
                                                                                                VALUE OF UNEXERCISED
                                                                          UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS
                                                                          AT FISCAL YEAR-END     AT FISCAL YEAR-END
                                                                                  (#)                    ($)

                                SECURITIES ACQUIRED    AGGREGATE VALUE        EXERCISABLE/           EXERCISABLE/
             NAME                 ON EXERCISE (#)       REALIZED ($)         UNEXERCISABLE          UNEXERCISABLE
------------------------------------------------------------------------ ---------------------- ----------------------
Directors who are not Named             N/A                  N/A             890,000 / Nil         1,042,500 / N/A
Executive Officers (6)
------------------------------------------------------------------------ ---------------------- ----------------------

         COMPENSATION OF DIRECTORS
         -------------------------

In addition to their participation in the Company's stock option plan, the Company's Board of Directors were compensated for their services as directors through payment of a fee based on attendance at Board meetings and at Audit and Reserves Committee meetings. The fee per meeting in 2002 was $400. For the twelve month period ended December 31, 2002, the directors' fees totalled $55,400.

         OTHER
         -----

The Company has entered into employment contracts with each of its Named Executive Officers providing for severance payments arranging from two to two and a half times annual salary (in the case of the President). The contracts provide that severance is payable in the event of a change of control or termination of employment, other than for cause. The Company does not provide retirement benefits.

C.       BOARD PRACTICES

         TENURE OF BOARD OF DIRECTORS
         ----------------------------

All Directors stand for election at each annual meeting of the Company. The most recent annual meeting was held on May 28, 2002.

         SERVICE CONTRACTS
         -----------------

Other than employment contracts with Named Executive Officers, no director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

         AUDIT AND RESERVES COMMITTEE
         ----------------------------

As of December 31, 2002, the Company's Audit and Reserves Committee was composed of Ronald L. Belsher, David Crevier and J. Ronald Woods. This committee meets with the Corporation's financial officers and independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans, and also recommends to the Board of Directors the auditors to be appointed. This committee reviews and recommends to the

Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. In addition, the Audit and Reserves Committee meets with the independent engineering firm who have reviewed and assigned value to the Corporation's reserves to ensure the integrity of that review and to advise the remaining Board members of their findings.

         COMPENSATION COMMITTEE
         ----------------------

As of December 31, 2002, the Compensation Committee (the "Committee") comprised Messrs. Ron Belsher, Alain Lambert and Harold Pedersen. Meetings of the Committee were held periodically to review employee compensation policies and to consider the overall compensation to be paid by the Company to its senior officers. Mr. Pedersen did not vote with respect to compensation matters specifically related to him as President.

The Company's compensation philosophy is aimed at attracting and retaining quality and experienced people, which is critical to the success of the Company. The compensation program for employees of the Company was comprised of salary and benefits, bonuses, an Employee Stock Purchase Plan, and the Company's 1998 Stock Option Plan. The purpose of the Committee was to recognize and reward individual performance as well as to provide a competitive industry level of compensation, taking into consideration the individual's experience and performance together with the financial situation of the Company. The Committee commissioned William M. Mercer Limited, an independent consulting firm, to review senior management's compensation relative to similar sized companies within the Western Canadian petroleum industry. The review concluded that the salaries paid to KeyWest's senior officers were generally at levels below the market when compared to salaries paid to individuals holding similar positions in peer group companies in the industry. As a result, modest salary increases were granted to the Company's senior officers in 2002. The Committee considered stock options a key component of executive compensation. Stock options align executive and shareholder interests by creating a direct link between compensation and the success of the Company. Stock options are related to individual performance, as incentives to join and remain with the Company, and to the overall incentives to corporate performance.

D.       EMPLOYEES

At December 31, 2002, the Company had 35 full-time employees at its Calgary based head office and 5 field contract operators. The head office employees' main categories of activity were as follows: 13 performed administrative functions, 15 performed geology/engineering functions, and 7 performed management functions. None of the Company's employees belonged to a labor union. The Company occasionally hired hourly employees on an "as needed" project basis.

E.       SHARE OWNERSHIP

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons as of December 31, 2002, all of which were acquired by Viking KeyWest Inc. and cancelled upon amalgamation pursuant to the plan of arrangement completed on February 26, 2003:

  ----------------------------------------------------------------------------------------------------------------------
                                                      Number of Common    Purchase
                            Number and   Percentage     Shares Subject     Price       Exercise
           Name             Ownership     of Shares       to Option       (if any)       Price         Expiry Date
  ----------------------------------------------------------------------------------------------------------------------
  Harold V. Pedersen           3.7%      2,422,806          225,000         N/A          $0.65      Feb. 26, 2003
                                                            120,000         N/A          $0.71      March 9,2004
                                                             40,000         N/A          $2.40      June 11, 2007
                                                            100,000         N/A          $2.75      September 6, 2007

  Mary C. Blue                 1.1%        717,844          125,000         N/A          $0.65      Feb. 26, 2003
                                                             80,000         N/A          $0.71      March 9, 2004
                                                             40,000         N/A          $2.40      June 11, 2007
                                                             75,000         N/A          $2.75      September 6, 2007

  Bruce M. Beynon              0.3%        174,015          110,000         N/A          $0.73      April 30, 2004
                                                            120,000         N/A          $1.18      May 30, 2005
                                                             40,000         N/A          $2.40      June 11, 2007

  Carrie McLauchlin            0.2%        150,678           80,000         N/A          $0.81      June 16, 2004
                                                            120,000         N/A          $1.18      May 30, 2005
                                                             40,000         N/A          $2.40      June 11, 2007

  Steve Sugianto               0.3%        187,107           70,000         N/A          $0.71      March 9, 2004
                                                            120,000         N/A          $1.18      May 30, 2005
                                                             40,000         N/A          $2.40      June 11, 2007

  Hugh Mogensen                0.7%        451,582          150,000         N/A          $0.65      Feb. 26, 2003
                                                             40,000                      $2.40      June 11, 2007

  Ronald L. Belsher            0.8%        509,971          100,000         N/A          $0.65      Feb. 26, 2003
                                                             40,000                      $2.40      June 11, 2007

  David Crevier                0.4%        248,233          100,000         N/A          $0.65      Feb. 26, 2003
                                                             40,000                      $2.40      June 11, 2007

  J. Ronald Woods              0.4%        285,959          100,000         N/A          $0.65      Feb. 26, 2003
                                                             40,000                      $2.40      June 11, 2007

  Alain Lambert                1.2%        768,915          100,000         N/A          $0.87      May 26, 2004
                                                             40,000                      $2.40      June 11, 2007

  Lyle Schultz                 0.4%        237,380          100,000         N/A          $0.87      May 26, 2004
                                                             40,000                      $2.40      June 11, 2007

All options were purchased by the Company at the purchase price of $3.65 per share in cash as part of the acquisition of KeyWest by Viking.

         STOCK OPTION PLAN
         -----------------

KeyWest had implemented a stock option plan for the benefit of its directors, officers and employees which was substantially in the form approved by the shareholders of the Company on May 14, 1998, and was subsequently amended by shareholders' resolution dated May 30, 2000 to increase the number of available options thereunder (the "1998 Plan"). All other terms of the stock option plan remained the same.

Under the 1998 Plan, the cumulative number of shares made available for options are fixed at a maximum of 4,730,000 shares (being approximately 10% of the Company's current number of shares outstanding). The options are granted for a period of five years, are cumulative, and vest as to 1/3 of the options granted at the end of each of the first, second and third years of the option period. The option price per share may not be less than the "Market Price" (generally the closing price of the Company's common shares on The Toronto Stock Exchange on the last market day preceding the grant of the option).

         EMPLOYEE STOCK PURCHASE PLAN
         ----------------------------

The Company had established an Employee Stock Purchase Plan pursuant to which all permanent employees could have contributed up to 10% of their gross salary to acquire the Company's shares. The employee's contribution was matched dollar for dollar by the Company, and the employee's contribution together with the Company's contribution is used to purchase the Company's common shares in the employee's name on the open market.


ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
------   -------------------------------------------------

A.       MAJOR SHAREHOLDERS

Harold V. Pedersen owned 2,422,806 Common Shares as at December 31, 2002 (or 3.7% of the issued and outstanding Common Shares as at that date), 2,424,560 Common Shares as at December 31, 2001, 2,449,779 Common Shares as at December 31, 2000, and 2,534,026 Common Shares as at December 31, 1999. The shareholder does not have special voting rights with respect to his Common Shares beyond those rights accorded all shareholders of the Company's Common Shares.

On July 14, 2003, no Common Shares were held by holders in the United States. The Company is not listed for trading on any securities exchange in the United States.

Effective February 26, 2003, KeyWest was acquired by and amalgamated with Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust.

B.       RELATED PARTY TRANSACTIONS

There are no material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

     (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

     (b)  associates;

     (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

     (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; and

     (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors of major shareholders of the company and enterprises that have a member of key management in common with the Company.

None of the Company's directors or senior officers, their associates or affiliates are or have been indebted to the Company at any time during the Company's last completed financial year.

C.       INTERESTS OF EXPERTS AND COUNSEL

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8   FINANCIAL INFORMATION
------   ---------------------

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the Company's audited balance sheets as at December 31, 2002 and 2001 and the audited consolidated statements of operations and retained earnings (deficit) and cash flows and related notes for the years ended December 31, 2002 and December 31, 2001 including their comparatives and related Auditors' Reports dated February 25, 2003 and March 6, 2002. The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in the notes to the Company's financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

         LEGAL PROCEEDINGS
         -----------------

No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

         DIVIDEND POLICY
         ---------------

No dividends have been paid on any shares of the Company since its incorporation nor are they likely to be paid in the foreseeable future. Any decision to pay dividends in the future will be made by the Board of Directors and will be based on the Company's earnings, financial requirements and other conditions at the time.

B.       SIGNIFICANT CHANGES

Effective February 26, 2003, pursuant to a plan of arrangement under the Canada Business Corporations Act, KeyWest Energy Corporation ("KeyWest"), Luke Energy Ltd. ("Luke"), a subsidiary of KeyWest, Viking Energy Royalty Trust ("Viking") and Viking KeyWest Inc. ("Viking KeyWest"), all of the outstanding shares of KeyWest were acquired by Viking KeyWest. Pursuant to the plan of arrangement, holders of the shares of KeyWest received for each share held: i) 0.5214 of a trust unit of Viking, ii) $3.65 cash, or iii) a combination thereof, such consideration to be prorated in the event holders of common shares elect to receive in aggregate greater than $66 million cash or 28 million trust units of Viking. KeyWest shareholders also received one-tenth (0.10) of one common share of Luke for every common share of KeyWest, subject to rounding. As a result of the plan of arrangement, KeyWest amalgamated and continued as Viking KeyWest, and became a wholly-owned subsidiary of Viking.

On May 28, 2002, the shareholders of the Company approved an ordinary resolution allowing the Company to grant an additional 1,684,000 options under its 1998 Plan. Accordingly, the maximum number of options issuable pursuant to the amended plan are 6,414,000.


ITEM 9   THE OFFER AND THE LISTING
------   -------------------------

A.       OFFER AND LISTING DETAILS

         PRICE HISTORY OF THE COMPANY'S LISTED STOCK
         -------------------------------------------

Since December 1999, the only exchange on which the Company's shares trade is The Toronto Stock Exchange ("TSX") in Toronto, Ontario under the symbol "KWE". Previously, the Company's common shares traded on the Vancouver Stock Exchange (now known as the TSE Venture Exchange ("TSX-V"), in Vancouver, British Columbia until August 31, 1998. From July 29, 1994 to March 26, 1998, the Company's shares were traded on the TSX, in Toronto, Ontario under the symbol "SNF", reflecting the Company's name of "San Fernando Mining Company Ltd." during that period. As of June 26, 1998, the Company's shares were listed for trading on the Alberta Stock Exchange under the symbol "KWE".

Subsequently, the Company's shares were re-listed for trading on the TSX (and voluntarily delisted from the Alberta Stock Exchange).

The following table sets out the annual high and low market prices of the Common Shares during the last five fiscal years:

-------------------------------------------------------------------------------------------
                     EXCHANGE           SYMBOL       HIGH (CDN. $)       LOW (CDN. $)
-------------------------------------------------------------------------------------------
1997                    TSE              SNF             $1.39               $0.50
-------------------------------------------------------------------------------------------
1998                   TSX-V             KWE             $1.01               $0.61
-------------------------------------------------------------------------------------------
1999                   TSX-V             KWE             $1.25               $0.65
-------------------------------------------------------------------------------------------
2000                    TSE              KWE             $1.70               $0.90
-------------------------------------------------------------------------------------------
2001                    TSE              KWE             $2.45               $1.35
-------------------------------------------------------------------------------------------
2002                    TSE              KWE             $3.53               $1.66
-------------------------------------------------------------------------------------------

The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter.

                                                 HIGH                 LOW
                                                 ----                 ---
                                               (CDN. $)             (CDN. $)
         FISCAL 2001
         First Quarter                           1.71                 1.35
         Second Quarter                          2.45                 1.65
         Third Quarter                           2.09                 1.60
         Fourth Quarter                          1.82                 1.56

         FISCAL 2002
         First Quarter                           2.22                 1.66
         Second Quarter                          2.63                 2.03
         Third Quarter                           2.98                 2.10
         Fourth Quarter                          3.53                 2.50

The following table sets out the high and low market prices of the Common Shares on the TSX for the last six months:

                                                 HIGH                 LOW
                                                 ----                 ---
         December 2002                           3.53                 2.89
         January 2003                            3.55                 3.30
         February 2003 (1)                       3.93                 3.50

         (1) As of February 26, 2003, all of the shares of common stock of KeyWest were acquired by Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust. At such time, all of the shares of KeyWest were cancelled and KeyWest ceased to be listed on the TSX.

B.       PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange and, as such, there is no requirement to provide any information under this section.

C.       MARKETS

As of February 26, 2003, all of the shares of common stock of KeyWest were acquired by Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust. At such time, all of the shares of KeyWest were cancelled and KeyWest ceased to be listed on the TSX.

D.       SELLING SHAREHOLDERS

This Form 20-F is being filed as an Annual Report under the Exchange and, as such, there is no requirement to provide any information under this section.

E.       DILUTION

This Form 20-F is being filed as an Annual Report under the Exchange and, as such, there is no requirement to provide any information under this section.

F.       EXPENSES OF THE ISSUE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.


ITEM 10  ADDITIONAL INFORMATION
-------  ----------------------

A.       SHARE CAPITAL

This Form 20-F is being filed as an Annual Report under the Exchange and, as such, there is no requirement to provide any information under this section.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         1.   COMPANY'S OBJECTS AND PURPOSES AS SET
              -------------------------------------
              FORTH IN ITS MEMORANDUM AND ARTICLES:
              ------------------------------------

The Company's Memorandum and Articles of Association ("Articles") are silent as to the Company's objects and purposes. The corporate access number for KeyWest under the provisions of the CBCA is 349361-0.

         2.   MATTERS RELATING TO DIRECTORS OF THE COMPANY:
              ---------------------------------------------

         (a) DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED:

Under the CBCA, each director and officer of a corporation who is a party to a material contract or proposed material contract with the corporation or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or proposed material contract with the corporation (an "Interested Director"), must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. A director referred to above must refrain from voting on any resolution to approve the contract, subject to certain conditions. Where a director or officer of a corporation fails to disclose his or her interest in a material contract in accordance with the provisions of the CBCA, a court may, on application of the corporation or a shareholder of the corporation, set aside the contract on such terms as it thinks fit. The Company's Articles and By-Laws are not inconsistent with these provisions of the CBCA.

         (b) DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY:

Under the CBCA, an Interested Director may vote on any resolution to approve a contract if it is one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate. The Company's Articles and By-Laws are consistent with these provisions of the CBCA.

         (c)  BORROWING POWERS OF DIRECTORS

The Company's By-Laws expressly authorize, without in any way limiting the borrowing powers of the Company or of the directors as set out in the CBCA, to, from time to time, borrow money or otherwise obtain credit upon the credit of the Company in such amounts and upon such terms as may be considered advisable. Unless the Articles or By-Laws of the Company or a unanimous shareholder agreement provide otherwise, the directors may delegate to one or more of the officers and directors of the Company, all or any of the borrowing powers conferred on the directors of the Company pursuant to the Company's By-Laws in such manner as the directors shall determine at the time of each delegation.

         (d)  RETIREMENT OF DIRECTORS PURSUANT TO AN AGE LIMIT REQUIREMENT

Neither the CBCA nor the Company's Articles or By-Laws provide for mandatory retirement of directors upon reaching a certain age.

         (e)  NUMBER OF SHARES, IF ANY, REQUIRED FOR QUALIFICATION

Under the CBCA, unless the articles otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. The Company's Articles and By-Laws do not require a director to hold a minimum number of its common shares in order to qualify as a director.

         3.   RIGHTS, PREFERENCES AND RESTRICTIONS
              ------------------------------------
              ATTACHING TO EACH CLASS OF SHARES:
              ---------------------------------

         (a) DIVIDEND RIGHTS, INCLUDING TIME LIMIT AFTER WHICH DIVIDEND ENTITLEMENT LAPSES

Under the CBCA, the shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the CBCA nor the Company's Articles or By-Laws provides for lapses in dividend entitlement.

         (b)  VOTING RIGHTS; STAGGERED RE-ELECTION INTERVALS; CUMULATIVE VOTING

Each common share in the capital of the Company entitles its holder to one vote at any annual or special meeting of the Company's shareholders. The Company has no provision for staggered re-election intervals for its directors. Shareholders of the Company do not have cumulative voting.

         (c)  RIGHTS TO SHARE IN SURPLUS IN EVENT OF LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

         (d)  OTHER

Holders of common shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company's common shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of common shares of the Company as a result of such shareholder owning a substantial number of shares. Holders of common shares do not have pre-emptive rights.

         4.   ACTIONS NECESSARY TO CHANGE THE
              -------------------------------
              RIGHTS OF HOLDERS OF THE COMPANY'S STOCK:
              ----------------------------------------

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

         5.   CONDITIONS GOVERNING MANNER IN WHICH ANNUAL
              -------------------------------------------
              GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS OF
              ------------------------------------------------------
              SHAREHOLDERS ARE CONVOKED, INCLUDING CONDITIONS OF ADMISSION:
              -------------------------------------------------------------

Under the CBCA, the directors of a corporation are required to call shareholders' meetings not later than fifteen (15) months after holding the last preceding annual meeting. In addition, the holders of not less than 5 per cent of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders, subject to certain conditions. If they do not call a meeting of shareholders within twenty-one (21) days after receiving the requisition, any shareholder who signed the requisition may call the meeting.

Under the CBCA, a corporation is required to have an annual meeting of its shareholders and may at any time have a special meeting of its shareholders. Each common share in the capital of the Company entitles its holder to one vote at any such meeting.

Under the CBCA, a shareholder is required to be registered in the register of shareholders of the corporation in order to vote at a shareholders' meeting. In addition to voting in person, shareholders of a corporation are entitled to vote through their registered nominees by submitting a proxy to the registered nominee with voting instructions. Such registered nominees are then required to vote according to the instructions noted on the proxy.

The Company's By-Laws provide that a quorum for the transaction of business at any meeting of its shareholders is one (1) person present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Company enjoying voting rights at such meeting.

         6.   LIMITATIONS ON RIGHTS TO OWN SECURITIES OF THE COMPANY:
              -------------------------------------------------------

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

         (a) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

         (b)      governments of WTO members; and

         (c) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2001 WTO Review Threshold was Cdn. $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Regulatory Threshold of Cdn. $209,000,000 (in 2000) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

         (a) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

         (b)      the effect of the investment on exports from Canada;

         (c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

         (d) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

         (e) the effect of the investment on competition within any industry or industries in Canada;

         (f) the compatibility of the investment with national industrial, economical and cultural policies;

         (g) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

         (h) the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the
Company:

         7.  THERE ARE NO PROVISIONS OF THE COMPANY'S ARTICLES OR
             ----------------------------------------------------
             BY-LAWS THAT WOULD HAVE THE EFFECT OF DELAYING, DEFERRING
             ---------------------------------------------------------
             OR PREVENTING A CHANGE IN CONTROL OF THE COMPANY AND THAT WOULD
             ---------------------------------------------------------------
             OPERATE ONLY WITH RESPECT TO A MERGER, ACQUISITION OR CORPORATE
             ---------------------------------------------------------------
             RESTRUCTURING INVOLVING THE COMPANY OR ANY OF ITS SUBSIDIARIES.
             ----------------------------------------------------------------

         8.  PROVISIONS GOVERNING THE OWNERSHIP THRESHOLD
             --------------------------------------------
             ABOVE WHICH SHAREHOLDER OWNERSHIP MUST BE DISCLOSED:
             ----------------------------------------------------

Under both the CBCA and the SECURITIES ACT (Alberta), any shareholder who beneficially owns, directly or indirectly, more than 10 per cent of the voting securities of a corporation or who exercises control or direction over more than 10 per cent of the votes attached to the voting securities of a corporation is considered to be an insider and as such is required to file insider reports which disclose all of its securities holdings in such corporation.

In addition to the foregoing requirement, under the SECURITIES ACT (Alberta) any shareholder who acquires beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, voting or equity securities of any class of a reporting issuer that, together with such shareholder's securities of that class, would constitute 10 per cent or more of the outstanding securities of that class must issue and file a news release immediately and within TWO (2) business days must file a report containing the same information as is contained in the news release.

The Company is required to disclose the existence of any significant shareholders, I.E. those who beneficially own, directly or indirectly or exercise control or direction over, more than 10 per cent of its voting securities, in various public disclosure documents, including management information circulars and prospectuses.

         9.  WITH RESPECT TO ITEMS 2-8 ABOVE, SIGNIFICANT DIFFERENCES
             --------------------------------------------------------
             BETWEEN LAW APPLICABLE TO THE COMPANY AND LAW OF THE UNITED STATES:
             -------------------------------------------------------------------

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the SECURITIES ACT (Alberta). Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.       MATERIAL CONTRACTS

The Company amalgamated with Sequoia Exploration and Development Ltd. in 1999 and acquired all of the issued and outstanding Shares of Viewpoint Resources Ltd in 2000. On February 26, 2003, Viking KeyWest Inc., a subsidiary of Viking Energy Royalty Trust acquired all the outstanding shares of KeyWest through a plan of arrangement. KeyWest Energy Corporation was then amalgamated into Viking KeyWest Inc. For further information, please see "Item 4.A. History and Development of the Company."

D.       EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.       TAXATION

         CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
         ------------------------------------------

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the Common Shares. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital property and will not use or hold the Common Shares in carrying on business in Canada.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation, which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the INCOME TAX ACT (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length.

         MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
         ------------------------------------------------------

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

         U.S. HOLDERS

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

         DISTRIBUTIONS ON SHARES OF THE COMPANY

Subject to the discussion of passive foreign investment companies, below, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, dividends received in taxable years ending before January 1, 2009 by U.S. Holders that are individuals from a qualified foreign corporation generally will be subject to tax at a reduced rate of 15% (5% for lower income individuals) provided that the U.S. Holder has held the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Holders are urged to consult their own tax advisor regarding the applicability of the Jobs and Growth Tax Relief Reconciliation Act of 2003 to them in their particular circumstances. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

         FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

         DISPOSITION OF SHARES OF THE COMPANY

Subject to the discussion of passive foreign investment companies, below, a U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, any such capital gain realized by a U.S Holder that is an individual in a sale, exchange or other disposition of shares prior to January 1, 2009 will be subject to a maximum federal income tax rate of 15% if such holder has held his or her shares for more than one year at the time of such sale, exchange or other disposition. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

         OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

         FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

         FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

         PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising INTER ALIA from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). if such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

         CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation. the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

F.       DIVIDENDS AND PAYING AGENTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.       STATEMENT BY EXPERTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.       DOCUMENTS ON DISPLAY

Copies of the Company's exhibits and documents are available for inspection at the Company's registered office located at 400, 330-5th Avenue S.W., Calgary, Alberta T2P 0L4.

I.       SUBSIDIARY INFORMATION

The information referred to in this section is not required for reports filed in the United States.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------  ----------------------------------------------------------

The Company is affected by oil and natural gas prices, costs to find and produce oil and natural gas, the demand for natural gas, the exchange rate between the Canadian and US dollar, the differential between heavy and light crude oil, and interest rates.

The Company's primary market risk exposure is the pricing of its oil and natural gas production. Oil and natural gas prices have been, and are expected to be, volatile and subject to fluctuations. The prices received for oil production are related to the price of crude oil in world markets. Natural gas prices received are largely based on regional market prices.

The Company engages periodically in commodity price management activities to reduce its exposure to pricing volatility. The Company may use future contracts, swaps, collars and options to hedge its commodity prices. A portion of the price risk may be managed through the forward selling of production combined with the forward selling of US dollars. The Company does not use derivative instruments for trading purposes.


ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
-------  ------------------------------------------------------

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.


PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
-------  -----------------------------------------------

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.


ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS
         OF SECURITY HOLDERS AND USE OF PROCEEDS
         ---------------------------------------

All of the shares of the Company were acquired February 26, 2003 upon amalgamation with the acquiring entity Viking KeyWest Inc., a wholly owned subsidiary of Viking Energy Royalty Trust. All of the shares were cancelled.


ITEM 15  CONTROLS AND PROCEDURES
-------  -----------------------

(a) Evaluation of Disclosure Controls and Procedures. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act") was carried out by the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that as of such date the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

(b) Changes in Internal Controls. Subsequent to the completion of the evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.


ITEM 16  [RESERVED]
-------  ----------




ITEM 17  FINANCIAL STATEMENTS
-------  --------------------

The following financial statements are attached and incorporated herein:


DESCRIPTION OF DOCUMENT
-----------------------

Auditors' Report, dated February 25, 2003 ................................. F-1

Consolidated Balance Sheets as at December 31, 2002
 with Comparative Figures for 2001 ........................................ F-2

Consolidated  Statements of Production,  Operations and Retained
  Earnings (Deficit) for the Year Ended December 31, 2002 with
  Comparative Figures for December 31, 2001 ............................... F-3

Consolidated Statements of Cash Flow for, the for the Year
  Ended December 31, 2002 with Comparative Figures for
  December 31, 2001 ....................................................... F-4

Notes to the Consolidated Financial Statements for the Year
  Ended December 31, 2002 with Comparative Figures for
  December 31, 2001 ....................................................... F-5

Auditors' Report, dated March 6, 2002 ..................................... F-15

Consolidated Balance Sheets for the Year Ended
  December 31, 2001 with Comparative Figures for 2000 ..................... F-16

Consolidated  Statements of Production, Operations and Retained
  Earnings (Deficit) for the Year Ended December 31, 2001 with
  Comparative Figures for December 31, 2000 ............................... F-17

Consolidated Statements of Cash Flow for, for the Year
  Ended December 31, 2001 with Comparative Figures for
  December 31, 2000 ....................................................... F-18

Notes to the Consolidated Financial Statements for the
  Year Ended December 31, 2001 with Comparative Figures
  for December 31, 2000 ................................................... F-19


ITEM 18  FINANCIAL STATEMENTS
-------  --------------------

See Item 17.


ITEM 19  EXHIBITS
-------  --------

The following exhibits are attached and incorporated herein:

DESCRIPTION OF DOCUMENT
-----------------------

3.1       Certificate of Incorporation                                         *

3.2       Articles                                                             *

DESCRIPTION OF DOCUMENT
-----------------------

10.5      Employment Agreement dated May 3, 2001 between the Company           *
          and Mary C. Blue

10.6      Employment Agreement dated May 3, 2001 between the Company           *
          and Harold V. Pedersen

10.7      Employment Agreement dated May 3, 2001 between the Company           *
          and Bruce Beynon

10.8      Employment Agreement dated May 3, 2001 between the Company           *
          and Carrie McLauchlin

10.9      Employment Agreement dated May 3, 2001 between the Company           *
          and Setiahardjono (Steve) Sugianto

21.1      Subsidiary of the Company                                            *

99.1      Sarbanes-Oxley Act Section 906 Certifications of Chief
          Executive Officer

99.2      Sarbanes-Oxley Act Section 906 Certifications of Chief
          Financial Officer


--------
*         Previously filed.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VIKING KEYWEST INC. (FORMERLY KEY WEST
                                        ENERGY CORPORATION) Registrant


                                        By: /s/ A. Kirk Purdy
                                            ------------------------------------
                                            Name:  A. Kirk Purdy
                                            Title: President

Dated: July 15, 2003

                                  CERTIFICATION
                                  -------------


I, A. Kirk Purdy, certify that:

1.   I have reviewed this annual report on Form 20-F of Viking KeyWest Inc.;



2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;



3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;



4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:



     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;



     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and



     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;



5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and



     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and



6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  July 15, 2003



/s/ A. Kirk Purdy
-----------------------------
A. Kirk Purdy
President

                                  CERTIFICATION
                                  -------------


I, Wayne King, certify that:

1.   I have reviewed this annual report on Form 20-F of Viking KeyWest Inc.;



2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;



3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;



4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:



     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;



     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and



     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;



5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and



     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and



6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: July 15, 2003



/s/ Wayne King
-----------------------------------
Wayne King
Executive Vice President and
Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
February 25, 2003

CONSOLIDATED BALANCE SHEETS


As at December 31                                        2002            2001
--------------------------------------------------------------------------------

ASSETS

Current assets:
     Receivables                                   $  13,063,823   $   5,348,233

Capital assets (note 2)                              192,342,918      99,638,139
--------------------------------------------------------------------------------
                                                   $ 205,406,741   $ 104,986,372
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities      $  22,153,093   $   8,131,594

Long-term debt (note 3)                               58,380,937      30,907,821

Provision for site restoration                         2,012,558         990,158

Future taxes (note 6)                                 20,522,219      13,962,144

Shareholders' equity
     Share capital (note 4)                           75,577,571      35,788,333
     Retained earnings                                26,760,363      15,206,322
--------------------------------------------------------------------------------
                                                     102,337,934      50,994,655
Plan of arrangement (note 10)
--------------------------------------------------------------------------------
                                                   $ 205,406,741   $ 104,986,372
================================================================================


See accompanying notes to financial statements.

On behalf of the Board:


/s/ Harold V. Pedersen                             /s/ Mary C. Blue
------------------------------                     -----------------------------
Director                                           Director
Harold V. Pedersen                                 Mary C. Blue

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS


Years ended December 31                                     2002             2001
------------------------------------------------------------------------------------
Revenue:
     Oil and gas production                             $ 73,800,306    $ 45,197,227
     Royalties                                           (16,857,422)     (8,560,388)
------------------------------------------------------------------------------------
                                                          56,942,884      36,636,839

Expenses:
     Operating                                            11,948,000       7,531,762
     General and administrative                            3,666,094       2,677,601
     Interest                                              1,409,247         941,983
     Depletion and depreciation                           17,179,865      10,457,795
     Site restoration                                      1,180,000         657,899
------------------------------------------------------------------------------------
                                                          35,383,206      22,267,040

Earnings before taxes                                     21,559,678      14,369,799

Taxes (note 6):
     Current                                                 492,000         400,000
     Future                                                7,800,000       4,953,000
------------------------------------------------------------------------------------
                                                           8,292,000       5,353,000

------------------------------------------------------------------------------------
Earnings                                                  13,267,678       9,016,799
====================================================================================

RETAINED EARNINGS:
Retained earnings, beginning of year                      15,206,322       7,826,703

Share repurchases (note 4)                                (1,713,637)     (1,637,180)

------------------------------------------------------------------------------------
Retained earnings, end of year                          $ 26,760,363    $ 15,206,322
====================================================================================

Weighted average number of common shares outstanding      55,487,107      47,628,384
Earnings per share - basic                              $       0.24    $       0.19
                               - diluted                $       0.23    $       0.18
====================================================================================


See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31                                             2002             2001
--------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating:
     Earnings for the year                                     $  13,267,678    $  9,016,799
     Items not affecting cash:
          Depletion and depreciation                              17,179,865      10,457,796
          Site restoration                                         1,180,000         657,899
          Future taxes                                             7,800,000       4,953,000
--------------------------------------------------------------------------------------------
     Cash flow from operations                                    39,427,543      25,085,494
     Change in non-cash working capital (note 7)                    (323,334)        102,288
--------------------------------------------------------------------------------------------
                                                                  39,104,209      25,187,782

Financing:
     Common shares issued, net of share issue costs (note 4)      39,566,720       4,865,622
     Increase in long-term debt                                   27,473,116      30,907,821
     Shares acquired and cancelled (note 4)                       (2,731,044)     (2,755,266)
--------------------------------------------------------------------------------------------
                                                                  64,308,792      33,018,177

Investing:
     Oil and gas property acquisitions, net of dispositions      (58,446,412)    (19,980,604)
     Expenditures on capital assets                              (51,438,232)    (36,043,702)
     Site restoration expenditures                                  (157,600)       (111,229)
     Change in non-cash working capital (note 7)                   6,629,243      (1,199,239)
--------------------------------------------------------------------------------------------
                                                                (103,413,001)    (57,334,774)

Increase in cash                                                          --         871,185

Cash position, beginning of year                                          --        (871,185)

--------------------------------------------------------------------------------------------
Cash position, end of year                                     $          --    $         --
============================================================================================

Cash flow from operations per share - basic                    $        0.71    $       0.53
                                    - diluted                  $        0.69    $       0.51
============================================================================================

Cash payments for:
     Interest                                                   $      1,477    $        921
     Capital taxes                                              $        432    $        336
============================================================================================

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

     Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 9.


1.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  JOINT INTEREST OPERATIONS:

     A portion of the Company's exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

(b)  PETROLEUM AND NATURAL GAS OPERATIONS:

     The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

     The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

     Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

     The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

     Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

(c)  FUTURE SITE RESTORATION COSTS:

     Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(d)  OFFICE FURNITURE AND EQUIPMENT:

     Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e)  STOCK BASED COMPENSATION PLANS:

     The Company has a stock-based compensation plan as described in Note 4. The Company uses the intrinsic-value method of accounting for its stock based compensation plan. Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan are recorded as share capital. The Company does not recognize compensation expense on the issuance of stock options to employees and directors because the exercise price equals the market price on the day of the grant. The Company discloses the pro forma effect of accounting for those stock option awards under the fair value method. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

(f)  INCOME TAXES:

     The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(g)  FOREIGN CURRENCY TRANSLATION:

     Monetary items denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income.

(h)  PER SHARE AMOUNTS:

     Basic earnings per common share and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.


(i)      FINANCIAL INSTRUMENTS:

     The Company's policy is not to utilize derivative instruments for trading on speculative purposes. The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuation exposures on a portion of its petroleum and natural gas production. These instruments are not recognized in the financial statements on inception. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold. The carrying amounts of these financial instruments which comprise realized gains and losses on terminated contracts are included in accounts receivables in the case of contracts in a gain position and accounts payable in the case of contracts in a loss position.

(j)  USE OF ESTIMATES:

     Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   CAPITAL ASSETS:

                                                        2002                                 2001
                                           -----------------------------      ----------------------------------
                                                           ACCUMULATED                            Accumulated
                                                         DEPLETION AND                          depletion and
                                               COST       DEPRECIATION              Cost         depreciation
      ------------------------------------------------------------------      ----------------------------------
      Petroleum and natural gas
        properties, including well
        equipment                       $   224,540,788  $    34,247,863        $  114,883,202    $ 17,349,863
      Gas plants and related                  2,339,233          571,949             2,339,233         415,949
      facilities
      Office furniture and equipment            593,083          310,374               366,025         184,509
      ------------------------------------------------------------------      ----------------------------------
                                        $   227,473,104  $    35,130,186        $  117,588,460    $ 17,950,321
      ------------------------------------------------------------------      ----------------------------------
      Net book value                                     $   192,342,918                          $ 99,638,139
      ==================================================================      ==================================

     At December 31, 2002, petroleum and natural gas properties included $5.2 million (2001 - $5.1 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.7 million (2001 - $8.4 million) are included in depletion and depreciation calculations.

     Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $10.5 million at December 31, 2002 (2001 - $7.9 million).

3.   LONG-TERM DEBT:

     The Company has a $95 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2003 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

     Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three-year term loan. The first repayment of one third of the outstanding balance is due on the 366th day after conversion followed by eight quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

     The facility is secured by a $150 million first floating charge demand debenture over all of the Company's assets.


4.   SHARE CAPITAL:

     The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

    COMMON SHARES ISSUED AND OUTSTANDING:                  NUMBER OF SHARES    ASSIGNED VALUE
    ------------------------------------------------------------------------------------------
    Balance, December 31, 2000                                   48,160,575      $ 33,805,297
        Private placement of flow-through shares,
            net of future tax (a)                                 2,250,000         2,665,000
        Shares acquired and cancelled (d)                       (1,579,900)       (1,118,086)
        Exercise of warrants (c)                                    296,040           325,644
        Exercise of stock options (e)                               237,666           211,663
        Share issue costs, net of future tax                             --         (101,185)
    ------------------------------------------------------------------------------------------
    Balance, December 31, 2001                                   49,364,381        35,788,333
        Shares acquired and cancelled (d)                       (1,127,022)       (1,017,407)
        Exercise of stock options (e)                               813,500           659,615
        Shares issued (b)                                        16,762,749        42,000,001
        Share issue costs, net of future tax                             --       (1,852,971)
    ------------------------------------------------------------------------------------------
    BALANCE, DECEMBER 31, 2002                                   65,813,608       $75,577,571
    ==========================================================================================

    Options outstanding:                                               2002              2001
    ------------------------------------------------------------------------------------------
    Share purchase options (e)                                    5,105,834         4,251,334
    ==========================================================================================

(a) In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2002.

(b) In May 2002, the Company issued, by way of private placement, 5,853,659 common shares at $2.05 per share for gross proceeds of $12,000,001. The Company received promissory notes for loans totaling $600,000 enabling three vice-presidents to purchase 292,683 common shares of the private placement. The loans, included in accounts receivable at December 31, 2002, bear interest at bank prime rate and are repayable in three annual installments commencing May 1, 2006. The loans were repaid in full on February 25, 2003 upon shareholder approval of the plan of arrangement (see
     Note 10).

     - In October 2002, the Company entered into an agreement for a private placement of 10,909,090 special warrants at a price of $2.75 per special warrant for net proceeds of $30 million. Each special warrant entitled the holder to acquire one common share without payment of any additional consideration. The first closing of 6,165,480 special warrants was completed in October 2002. The remaining 4,743,610 special warrants were issued in November 2002.

(c)  In July 2001, 296,040 warrants were exercised for proceeds of $325,644.

(d) The Company has established a normal course issuer bid that enables the Company to repurchase up to 5,527,682 issued common shares on the open market through the facilities of the Toronto Stock Exchange prior to October 22, 2002. Shares acquired under the bid are cancelled. A previous normal course issuer bid terminated on October 22, 2002. During the year ended December 31, 2002, the Company repurchased and cancelled 1,127,022 (2001 - 1,579,900) common shares at a cost of $2,731,044 (2001 -
     $2,755,266). The excess of the cost of the shares over their assigned value was allocated to retained earnings.

(e) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 5,915,334 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2002, 5,105,834 options with exercise prices between $0.65 and $2.86 were outstanding and exercisable at various dates to the year 2007.

     A summary of the status of the Plan at December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

                                                        2002                                  2001
----------------------------------------------------------------------------------------------------------------
                                                NUMBER   WEIGHTED AVERAGE          NUMBER      WEIGHTED AVERAGE
                                            OF OPTIONS     EXERCISE PRICE      OF OPTIONS        EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------
         STOCK OPTIONS, BEGINNING OF YEAR    4,251,334              $0.99       4,184,000                 $0.91
         GRANTED                             1,875,000              $2.36         655,000                 $1.84
         EXERCISED                           (813,500)              $0.81        (237,666)                $0.89
         CANCELLED                           (207,000)              $1.70        (350,000)                $1.60
----------------------------------------------------------------------------------------------------------------
         STOCK OPTIONS, END OF YEAR          5,105,834              $1.50       4,251,334                 $0.99
         EXERCISABLE, END OF YEAR            2,510,834              $1.03       2,422,999                 $0.80
================================================================================================================

         The following table summarizes information about the stock options outstanding at December 31, 2002:

                                                   OPTIONS OUTSTANDING AT              OPTIONS EXERCISABLE AT
                                                     DECEMBER 31, 2002                   DECEMBER 31, 2002
        ---------------------------------------------------------------------------------------------------------
                                                             WEIGHTED
                                                              AVERAGE     WEIGHTED                      WEIGHTED
                                                            REMAINING      AVERAGE                       AVERAGE
                                               NUMBER     CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
                                           OF OPTIONS            LIFE        PRICE       OF OPTIONS        PRICE
        ---------------------------------------------------------------------------------------------------------
        RANGE OF EXERCISE PRICES
        $0.65 TO $0.90                      1,656,667            0.73        $0.71        1,656,667        $0.71
        $0.90 TO $1.20                        899,167            2.41        $1.15          609,166        $1.14
        $1.20  TO $2.00                       925,000            3.57        $1.61          245,001        $1.58
        OVER $2.00                          1,625,000            4.53        $2.42               --           --
        ---------------------------------------------------------------------------------------------------------
        $0.65 TO $2.86                      5,105,834            2.75        $1.50        2,510,834        $1.03
        =========================================================================================================

     In addition to the Plan, the Company initiated an employee stock purchase plan in 1999 which is available to all permanent employees. Under the terms of the employee stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by an investment firm that purchases shares on behalf of the employees on the open market. The Company's share of contributions, recorded as compensation expense, amounted to $228,944 in 2002 (2001 - $168,808).

     The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs are recognized for stock options granted to employees and directors. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro-forma amounts:


     ($ thousands, except per share amounts)                              2002
     ---------------------------------------------------------------------------
     Earnings - as reported                                         $   13,268
     Earnings - pro forma                                           $   13,055
     ---------------------------------------------------------------------------
     Basic earnings per share - as reported                         $     0.24
     Diluted earnings per share - as reported                       $     0.23
     Basic earnings per share - pro forma                           $     0.24
     Diluted earnings per share - pro-forma                         $     0.23
     ---------------------------------------------------------------------------

     The pro forma amounts shown include the compensation costs associated with stock options granted subsequent to January 1, 2002. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 48%.

5.   PER SHARE AMOUNTS:

     In computing diluted earnings and cash flow from operations per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 - 1.9 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

6.   TAXES:

     The future income tax liability includes the following temporary differences:

                                                                             2002              2001
     --------------------------------------------------------------------------------------------------
     Oil and gas properties                                              $ 22,325,184     $ 14,603,476
     Site restoration                                                         (633,886)       (320,118)
     Share issue costs                                                     (1,169,079)        (321,214)
     --------------------------------------------------------------------------------------------------
                                                                         $ 20,522,219     $ 13,962,144
     ==================================================================================================


     The provision for future taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before taxes. The difference results from the following:

                                                                             2002              2001
     ---------------------------------------------------------------------------------------------------
     Earnings before taxes                                               $ 21,559,678     $ 14,369,799
     Combined federal and provincial tax rate                                    42.1%            43.1%

     Computed "expected" tax                                                9,076,624        6,193,383
     Increase (decrease) in taxes resulting from:
          Non-deductible crown charges, net of royalty tax credits          3,634,681        1,723,709
          Resource allowance                                               (4,653,492)      (2,905,096)
          Reduction in enacted tax rates                                     (323,693)        (259,313)
          Non-deductible expenses                                              44,466           40,833
          Other                                                                21,414          159,484
     ---------------------------------------------------------------------------------------------------
     Reported future taxes                                               $  7,800,000     $  4,953,000
     ===================================================================================================

7.   CHANGE IN NON-CASH WORKING CAPITAL:

                                                                             2002              2001
     ---------------------------------------------------------------------------------------------------
     Receivables                                                         $ (7,715,590)    $  1,182,170
     Accounts payable and accrued liabilities                              14,021,499       (2,279,121)
     ---------------------------------------------------------------------------------------------------
                                                                         $  6,305,909     $ (1,096,951)
     ===================================================================================================

     Non-cash working capital - operating                                $   (323,334)    $    102,288
     Non-cash working capital - investing                                   6,629,243       (1,199,239)
     ---------------------------------------------------------------------------------------------------
                                                                         $  6,305,909     $ (1,096,951)
     ===================================================================================================

8.   FINANCIAL INSTRUMENTS:

     The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest on the long-term debt.

     All of the Company's receivables are with customers in the oil and gas industry and are subject to normal industry credit risk.

     Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

     In 2002, oil and gas production revenue was reduced by $2.4 million (2001
     - increased by $1.3) due to commodity and foreign exchange hedging activities. The Company had the following financial instrument hedging positions at December 31, 2002:

    INSTRUMENT                              POSITION HEDGED      PRICING            TERM
    -----------------------------------------------------------------------------------------------------------------
    AECO Natural Gas Costless Collars:                           $CDN.
                                                                 -----

                                            1,000 GJ per day     $4.00 - $5.47      November 2002 - March 2003

                                            1,000 GJ per day     $4.50 - $6.40      December 2002 - March 2003

                                            2,000 GJ per day     $4.25 - $6.08      April 2003 - October 2003
    =================================================================================================================

    WTI Oil Costless Collars:                                    $US
                                                                 ---

                                            1,000 bbls per day   $25.00 - $28.25    October 2002 - September 2003

                                            1,000 bbls per day   $25.00 - $28.50    October 2002 - September 2003

                                            1,000 bbls per day   $25.00 - $30.90    January 2003 - June 2003

                                               500 bbls per day  $27.00 - $31.30    January 2003 - March 2003
    =================================================================================================================

     Based on posted rates for similar contracts at December 31, 2002, a loss of $784,000 would have been realized had the contracts been settled on that date.

     At December 31, 2001 the Company had the following financial instrument hedging positions:

    INSTRUMENT                              POSITION HEDGED      PRICING            TERM
    -----------------------------------------------------------------------------------------------------------------
    AECO Natural Gas Costless Collars:                           $CDN.

                                            2,000 GJ per day     $3.00 - $3.75      November 2001 - March 2002

                                            2,000 GJ per day     $3.10 - $3.65      November 2001 - March 2002

                                            1,000 GJ per day     $3.10 - $4.10      December 2001 - March 2002

                                            1,000 GJ per day     $3.25 - $3.85      January 2001 - March 2002
    =================================================================================================================

     Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts was nominal.

9. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP"):

     The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission
     (SEC). The significant differences in accounting principles and practices that could effect the reported earnings are as follows:

     o The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. The application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

     o The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

     o The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

          Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.


     Reconciliation of the reported earnings as a result of the differences between Canada and the United States accounting principles for the year ended December 31, 2002 and 2000 are as follows:

                                                                   2002              2001
     -------------------------------------------------------------------------------------
     Earnings for the period, as reported                  $ 13,267,678       $ 9,016,799
     Estimated tax cost of the renunciation of tax
          benefits on expenditures                                   --       (1,835,000)
     -------------------------------------------------------------------------------------
     Earnings for the period in accordance with
          United States Accounting Principles              $ 13,267,678       $ 7,181,799
     =====================================================================================
     Earnings per share             - basic                    $   0.24         $    0.15
                                    - diluted                  $   0.23         $    0.13
     =====================================================================================

     The application of United States accounting principles increases the current liabilities on the consolidated balance sheet at December 31, 2002 by $784,000 to $22,926,887 and decreases shareholders' equity by a corresponding amount to $101,337,934. The application of United States accounting principles had no effect on the reported amounts on the consolidated balance sheet at December 31, 2001.

10.  PLAN OF ARRANGEMENT:

     In December 2002 the Company agreed, subject to regulatory, judicial and shareholder approvals, to a plan of arrangement with Viking Energy Royalty Trust ("Viking"). Viking agreed to acquired all the issued and outstanding shares of the Company. As part of the arrangement, the Company transferred interests in certain petroleum and natural gas properties, including a farm-in-right on certain other properties, to a newly incorporated subsidiary of the Company ("Luke Energy Ltd.") in exchange for common shares of Luke Energy Ltd. Following the transactions, the common shares of Luke Energy Ltd. are to be distributed to the shareholders of the Company on a basis of one-tenth of one common share of Luke Energy Ltd. for each share of the Company. On completion of the arrangement, Luke Energy Ltd. will be publicly listed. On February 25, 2003 the plan of arrangement obtained all the required regulatory, judicial and shareholder approvals and was completed. To effect closing of the arrangement, the Company made payments for vested stock options, employee terminations and arrangement costs aggregating approximately $20 million. The payments were funded by borrowings under the existing bank loan facility.

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years in the three-year period ended December, 31, 2001 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
March 6, 2002

CONSOLIDATED BALANCE SHEETS
 (All figures in Canadian dollars)

As at December 31                                                                         2001            2000
--------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Receivables                                                                 $   5,348,233   $   6,530,403

Capital assets (note 3)                                                             99,638,139      54,071,629
--------------------------------------------------------------------------------------------------------------
                                                                                 $ 104,986,372   $  60,602,032
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                                           $          --   $     871,185
     Accounts payable and accrued liabilities                                        8,131,594      10,410,715
--------------------------------------------------------------------------------------------------------------
                                                                                     8,131,594      11,281,900

Long-term debt (note 4)                                                             30,907,821              --

Provision for site restoration                                                         990,158         443,488

Future taxes (note 7)                                                               13,962,144       7,244,644

Shareholders' equity
     Share capital (note 5)                                                         35,788,333      33,805,297
     Retained earnings                                                              15,206,322       7,826,703
--------------------------------------------------------------------------------------------------------------
                                                                                    50,994,655      41,632,000

--------------------------------------------------------------------------------------------------------------
                                                                                 $ 104,986,372   $  60,602,032
==============================================================================================================

See accompanying notes to financial statements.

On behalf of the Board:


/s/ Harold V. Pedersen                             /s/ Mary C. Blue
------------------------------                     -----------------------------
Director                                           Director
Harold V. Pedersen                                 Mary C. Blue

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) (All figures in Canadian dollars)

Years ended December 31                                         2001            2000            1999
----------------------------------------------------------------------------------------------------
OPERATIONS:
Revenue:
     Oil and gas production                             $ 45,197,227    $ 30,641,470    $  6,783,141
     Royalties                                            (8,560,388)     (7,051,028)     (1,457,333)
     Interest and other                                           --         152,698         975,470
----------------------------------------------------------------------------------------------------
                                                          36,636,839      23,743,140       6,301,278

Expenses:
     Operating                                             7,531,762       3,876,387       1,428,456
     General and administrative                            2,677,601       2,013,630       1,108,478
     Interest                                                941,983          25,202              --
     Depletion and depreciation                           10,457,795       5,736,479       1,755,284
     Site restoration                                        657,899         317,801          51,000
----------------------------------------------------------------------------------------------------
                                                          22,267,040      11,969,769       4,343,218

Earnings before taxes                                     14,369,799      11,773,371       1,958,060

Taxes (note 7):
     Current                                                 400,000         196,938          60,000
     Future                                                4,953,000       4,619,178              --
----------------------------------------------------------------------------------------------------
                                                           5,353,000       4,816,116          60,000

----------------------------------------------------------------------------------------------------
Earnings                                                   9,016,799       6,957,255       1,898,060
====================================================================================================

RETAINED EARNINGS (DEFICIT):
Retained earnings (deficit), beginning of year             7,826,703       1,540,569        (258,693)

Share repurchases (note 5)                                (1,637,180)       (671,121)        (98,798)
----------------------------------------------------------------------------------------------------
Retained earnings, end of year                          $ 15,206,322    $  7,826,703    $  1,540,569
====================================================================================================

Weighted average number of common shares outstanding      47,628,384      47,423,114      37,781,672
Earnings per share             - basic                  $       0.19    $       0.15    $       0.05
                               - diluted                $       0.18    $       0.14    $       0.05
====================================================================================================


See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(All figures in Canadian dollars)

Years ended December 31
                                                                2001            2000            1999
----------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating:
     Earnings for the year                              $  9,016,799    $  6,957,255    $  1,898,060
     Items not affecting cash:
          Depletion and depreciation                      10,457,796       5,736,749       1,755,284
          Site restoration                                   657,899         317,801          51,000
          Future taxes                                     4,953,000       4,619,178              --
         Gain on sale of marketable securities                    --              --         (12,078)
----------------------------------------------------------------------------------------------------
     Cash flow from operations                            25,085,494      17,630,983       3,692,266
     Change in non-cash working capital (note 8)             102,288      (2,451,265)     (1,128,236)
----------------------------------------------------------------------------------------------------
                                                          25,187,782      15,179,718       2,564,030

Financing:
     Common shares issued, net of share
issue costs (note 5)                                       4,865,622         138,587       8,582,008
     Increase in long-term debt                           30,907,821              --              --
     Shares acquired and cancelled (note 5)               (2,755,266)     (1,629,659)       (405,286)
     Cash acquired in acquisitions (note 2)                       --              --       4,102,886
----------------------------------------------------------------------------------------------------
                                                         33,018,177       (1,491,072)     12,279,608

Investing:
     Oil and gas property acquisitions                   (19,980,604)             --     (19,209,767)
     Corporate acquisition (note 2)                               --      (1,870,753)             --
     Expenditures on capital assets                      (36,043,702)    (26,451,477)     (8,689,192)
     Site restoration expenditures                          (111,229)             --              --
     Change in non-cash working capital                   (1,199,239)      3,039,621       3,443,377
     Proceeds on sale of marketable securities                    --              --          60,000
----------------------------------------------------------------------------------------------------
                                                         (57,334,774)    (25,282,609)     24,395,582

Increase (decrease) in cash                                  871,185     (11,593,963)     (9,551,944)

Cash position, beginning of year                            (871,185)     10,722,778      20,274,422
----------------------------------------------------------------------------------------------------
Cash position, end of year                              $         --    $   (871,185)   $ 10,722,778
====================================================================================================

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All figures in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

     Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary since September 1, 2001, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 10.


1.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  JOINT INTEREST OPERATIONS:

     A portion of the Company's exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

(b)  PETROLEUM AND NATURAL GAS OPERATIONS:

     The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

     The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

     Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

     The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

     Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

(c)  FUTURE SITE RESTORATION COSTS:

     Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(d)  OFFICE FURNITURE AND EQUIPMENT:

     Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e)  STOCK BASED COMPENSATION PLANS:

     Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital. The Company does not recognize compensation expense on the issuance of employee stock options because the exercise price equals the market price on the day of the grant. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

(f)  INCOME TAXES:

     Effective January 1, 2000, the Company adopted the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Prior to January 1, 2000, income taxes were accounted for by the deferral method of income tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the rate in effect in the year the difference originated.

(g)  FOREIGN CURRENCY TRANSLATION:

     Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items which are deferred and amortized over their remaining term.

(h)  PER SHARE AMOUNTS:

     Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(i)  FINANCIAL INSTRUMENTS:

     The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its petroleum and natural gas production. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold.

(j)  USE OF ESTIMATES:

     Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(k)  COMPARATIVE FIGURES:

     Certain prior period figures have been reclassified to conform with the current financial statement presentation.


2.   ACQUISITION:

     On September 1, 2000, the Company issued 1,818,186 common shares with a fair value of $1,854,550 (based on an average trading share price of the common shares prior to the acquisition) and cash consideration of $1,870,753 in exchange for all the issued and outstanding shares of Viewpoint Resources Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Viewpoint included from September 1, 2000.

     Net assets acquired:
      Working capital deficiency                                   $   (171,212)
      Capital assets
                                                                      6,788,861
      Provision for future site restoration                             (48,087)
      Future taxes                                                   (2,694,259)
     ---------------------------------------------------------------------------
                                                                   $  3,875,303
     ===========================================================================

     Consideration paid:
      1,818,186 common shares                                      $  1,854,550
      Cash                                                            1,870,753
      Acquisition costs                                                 150,000
     ---------------------------------------------------------------------------
                                                                   $  3,875,303
     ---------------------------------------------------------------------------

     Effective June 1, 1999, the Company issued 7,063,512 common shares with a fair value of $5,156,000 (based on an average trading share price of the common shares prior to the acquisition) in exchange for all the issued and outstanding shares of Sequoia Exploration and Development Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Sequoia included from the effective date. The net assets acquired were: cash ($4,102,886), oil and gas properties ($1,349,622), future site restoration liability ($26,600) and assumed liabilities, including deal costs ($269,908).

3.   CAPITAL ASSETS:

                                                         2001                                    2000
                                           --------------------------------    --------------------------------------
                                                               ACCUMULATED                               Accumulated
                                                             DEPLETION AND                             depletion and
                                                   COST       DEPRECIATION                  Cost        depreciation
      ---------------------------------------------------------------------    --------------------------------------
      Petroleum and natural gas
        properties, including well
        equipment                       $   114,883,202  $      17,349,863      $     58,922,492      $    7,134,871
      Gas plants and related                                       415,949             2,339,233             260,000
      facilities                              2,339,233
      Office furniture and equipment                               184,509               302,430              97,655
                                                366,025
      ---------------------------------------------------------------------    --------------------------------------
                                        $   117,588,460  $      17,950,321      $     61,564,155      $    7,492,526
      ---------------------------------------------------------------------    --------------------------------------
      Net book value                                     $      99,638,139                            $   54,071,629
      ---------------------------------------------------------------------    --------------------------------------

     At December 31, 2001, petroleum and natural gas properties included $5.1 million (2000 - $1.3 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.4 million (2000 - $5.2 million) are included in depletion and depreciation calculations.

     Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $7.9 million at December 31, 2001 (2000
     - $4.2 million).


4.   LONG-TERM DEBT:

     The Company has a $60 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2002 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15 percent per annum is levied. A standby fee of 0.2 percent per annum is levied on the unused portion of the facility.

     Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three year term loan, repayable in twelve equal quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5 percent from those during the revolving phase.

     The facility is secured by a $75 million first floating charge demand debenture over all of the Company's assets.


5.   SHARE CAPITAL:

     The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

    COMMON SHARES ISSUED AND OUTSTANDING:                         NUMBER OF SHARES                ASSIGNED VALUE
    -------------------------------------------------------------------------------------------------------------
    Balance, December 31, 1998                                          31,851,463                  $ 20,231,178
        Shares issued on acquisition (note 2)                            7,063,512                     5,156,000
        Exercise of warrants (d)                                         1,600,250                     1,616,253
        Exercise of stock options                                           40,000                        26,000
        Shares acquired and cancelled (b)                                 (471,800)                     (306,489)
        Shares issued on exercise of special warrants (c)                4,950,500                     5,000,005
        Private placement of flow-through shares (a)                     2,380,954                     2,500,002
        Share issue costs                                                       --                      (560,251)
    -------------------------------------------------------------------------------------------------------------
    Balance, December 31, 1999                                          47,414,879                    33,662,698
        Shares issued on acquisition (note 2)                            1,818,186                     1,854,550
        Shares acquired and cancelled (b)                               (1,347,500)                     (958,538)
        Exercise of warrants (c)                                           199,010                       201,001
        Exercise of stock options (e)                                       76,000                        53,450
        Future tax effect on flow-through shares                                --                      (892,000)
        Share issue costs, net of future tax                                    --                      (115,864)
    -------------------------------------------------------------------------------------------------------------
    Balance, December 31, 2000                                          48,160,575                    33,805,297
        Private placement of flow-through shares,
            net of future tax (a)                                        2,250,000                     2,665,000
        Shares acquired and cancelled (b)                               (1,579,900)                   (1,118,086)
        Exercise of warrants (c)                                           296,040                       325,644
        Exercise of stock options (e)                                      237,666                       211,663
        Share issue costs, net of future tax                                    --                      (101,185)
    -------------------------------------------------------------------------------------------------------------
    Balance, December 31, 2001                                          49,364,381                  $ 35,788,333
    =============================================================================================================

    Warrants and options outstanding:                                         2001                          2000
    -------------------------------------------------------------------------------------------------------------
    Share Purchase Options                                               4,251,334                     4,184,000
    Underwriters' Warrants (c)                                                  --                      296,040
    -------------------------------------------------------------------------------------------------------------

(a) In November 1999, the Company issued 2,380,954 common shares at $1.05 per share for proceeds of $2,500,002. Under the terms of the private placement, $2,000,000 was expended on qualifying exploration drilling and seismic prior to December 31, 2000.

     In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 is required to be expended on qualifying exploration drilling and seismic prior to December 31, 2002.

(b) The Company has established a normal course issuer bid that will enable the Company to repurchase up to 4,139,626 of its issued and outstanding common shares on the open market through the facilities of the Toronto Stock Exchange. Shares acquired under the bid will be cancelled and the bid will terminate on October 22, 2002. Under previous normal course issuer bids, the Company repurchased and cancelled 1,579,000 (2000 - 1,347,500; 1999 - 471,800) common shares at a cost of $2,755,266 (2000 - $1,629,659; 1999 -
     $405,549) during the year ended December 31, 2001. The excess of the cost of the shares over their assigned value is allocated to retained earnings.

(c) In December 1999, the Company issued 4,950,500 common shares upon exercise of 4,950,500 special warrants. The financing was completed on a private placement basis at a price of $1.01 per special warrant for gross proceeds of $5,000,005. The Company also issued 495,050 underwriters' warrants in connection with the sale of the special warrants. In September 2000, 199,010 shares were issued on exercise of these warrants for proceeds of $201,001; the remaining 296,040 warrants were exercised in July 2001 for proceeds of $325,644.

(d) In 1999, 1,600,250 shares were issued on exercise of KeyWest A and B warrants for proceeds of $1,616,253. Unexercised A and B warrants expired September 22, 1999 and September 25, 1999, respectively. 4,166,667 KeyWest C warrants and 416,667 agent options expired unexercised on November 7, 1999.

(e) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 4,730,000 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2001, 4,251,334 options with exercise prices between $0.65 and $1.81 were outstanding and exercisable at various dates to the year 2006.

     A summary of the status of the Plan at December 31, 2001 and 2000, and changes during the years ended on those dates is presented below:

                                                        2001                                  2000
-------------------------------------------------------------------------------------------------------------------
                                                NUMBER    WEIGHTED AVERAGE          NUMBER      WEIGHTED AVERAGE
                                            OF OPTIONS      EXERCISE PRICE      OF OPTIONS        EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------
         Stock options, beginning of year    4,184,000               $0.91       3,280,000                 $0.78
         Granted                               655,000               $1.84       1,350,000                 $1.22
         Exercised                            (237,666)              $0.89         (76,000)                $0.70
         Cancelled                            (350,000)              $1.60        (370,000)                $0.97
-------------------------------------------------------------------------------------------------------------------
         Stock options, end of year          4,251,334               $0.99       4,184,000                 $0.91
         Exercisable, end of year            2,422,999               $0.80       1,359,333                 $0.73
===================================================================================================================

         The following table summarizes information about the stock options outstanding at December 31, 2001:

                                                   OPTIONS OUTSTANDING AT              OPTIONS EXERCISABLE AT
                                                     DECEMBER 31, 2001                   DECEMBER 31, 2001
        ---------------------------------------------------------------------------------------------------------
                                                             WEIGHTED
                                                              AVERAGE     WEIGHTED                      WEIGHTED
                                                            REMAINING      AVERAGE                       AVERAGE
                                               NUMBER     CONTRACTUAL     EXERCISE           NUMBER     EXERCISE
                                           OF OPTIONS            LIFE        PRICE       OF OPTIONS        PRICE
        ---------------------------------------------------------------------------------------------------------
        RANGE OF EXERCISE PRICES
        $0.65 TO $0.90                      2,240,667            1.69        $0.68        1,863,999        $0.69
        $0.90 TO $1.15                      1,190,667            3.33        $1.13          454,000        $1.11
        OVER $1.15                            820,000            4.33        $1.59          105,000        $1.42
        ---------------------------------------------------------------------------------------------------------
        $0.65 TO $1.81                      4,251,334            2.66        $0.99        2,422,999        $0.80
        =========================================================================================================

     In addition to the Plan, the Company initiated an employee stock purchase plan in 1999 which is available to all permanent employees. Under the terms of the stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by a local investment firm that purchases shares on behalf of the employees on the open market. The Company's share of contributions is recorded as compensation expense and amounted to $168,808 in 2001 (2000 - $117,446, 1999 - $32,364).

6.   PER SHARE AMOUNTS:

     In computing diluted earnings per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 - 1.2 million, 1999 - 0.7 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings in computing diluted per share amounts.

7.   TAXES:

     Effective January 1, 2000, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. As permitted under the new rules, financial statements for all periods prior to January 1, 2000 have not been restated. The cumulative effect of adopting the liability method of tax allocation effective January 1, 2000 was a one time increase to future tax asset and reduction to capital assets of $960,793. The net earnings for the year were reduced by this amount as a result of the change.

     The future income tax liability includes the following temporary differences:

                                                       2001              2000
     --------------------------------------------------------------------------
     Oil and gas properties                    $ 14,603,476      $  7,720,517
     Site restoration                              (320,118)         (148,347)
     Share issue costs                             (321,214)        ( 327,526)
     --------------------------------------------------------------------------
                                               $ 13,962,144      $  7,244,644
     ==========================================================================

     The provision for current and future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before income taxes. The difference results from the following:

                                                                      2001               2000           1999
                                                                 LIABILITY          LIABILITY       DEFERRAL
                                                                    METHOD             METHOD         METHOD
     -------------------------------------------------------------------------------------------------------
     Earnings before taxes                                   $  14,369,799       $ 11,773,371    $ 1,958,060
     Combined federal and provincial tax rate
                                                                      43.1%              44.6%          44.6%

     Computed "expected" tax                                     6,193,383          5,250,923        873,295
     Increase (decrease) in taxes resulting from:
          Non-deductible crown charges net of royalty
          tax credits                                            1,723,709          1,717,243        411,908
          Resource allowance                                    (2,905,096)        (2,388,370)      (318,989)
          Non-deductible depletion and depreciation                      -                 --         36,795
          Capital taxes and resource surcharges                    400,000            196,938         60,000
          Reduction in enacted tax rates                          (259,313)                --             --
          Non-deductible expenses                                   40,833             39,382             --
          Other                                                    159,484                 --             --
          Benefit of prior year losses                                  --                 --     (1,003,009)
     -------------------------------------------------------------------------------------------------------
     Reported income taxes                                    $  5,353,000    $     4,816,116   $     60,000
     =======================================================================================================


8.   CHANGE IN NON-CASH WORKING CAPITAL:
                                                                      2001               2000           1999
     -------------------------------------------------------------------------------------------------------
     Receivables                                             $   1,182,170       $ (3,794,584)  $ (2,663,586)
     Notes receivable                                                   --                 --        299,707
     Accounts payable and accrued liabilities                   (2,279,121)         4,704,151      4,948,929
     -------------------------------------------------------------------------------------------------------
                                                                (1,096,951)           909,567      2,585,050
     -------------------------------------------------------------------------------------------------------

     Non-cash working capital - operating                    $     102,288       $  (2,451,265) $ (1,128,236)
     Non-cash working capital - investing                       (1,199,239)          3,039,621     3,443,377
     Non-cash working capital - acquired in acquisition
                                                                    -                  321,211     269,909
     -------------------------------------------------------------------------------------------------------
                                                             $  (1,096,951)   $  $     909,567  $  2,585,050
     =======================================================================================================

9.   FINANCIAL INSTRUMENTS:

     The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest applied to the long-term debt.

     All of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk.

     Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

     In 2001, oil and gas production revenue was increased by $1.3 million (2000 - $ nil; 1999 - $ nil) due to commodity and foreign exchange hedging activities. The Company had the following financial hedging positions outstanding at December 31, 2001:

    INSTRUMENT                 POSITION HEDGED         PRICING               TERM
    -------------------------------------------------------------------------------------------------------------
    AECO Natural Gas
      Costless Collars:        2,000 GJ per day        $3.00 - $3.75         November 2001 - March 2002

                               2,000 GJ per day        $3.10 - $3.65         November 2001 - March 2002

                               1,000 GJ per day        $3.10 - $4.10         December 2001 - March 2002

                               1,000 GJ per day        $3.25 - $3.85              January 2001 - March 2002
    -------------------------------------------------------------------------------------------------------------

     Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts is nominal.

     In December 2000 the Company entered into a crude oil basis swap to fix the differential price (West Texas Intermediate to Bow River, Alberta) on 500 barrels of oil per day at US $8.25 per barrel for fiscal 2001. At December 31, 2000, had the contracts been settled on that date, a gain of $1.7 million would have been realized.

     In addition, the Company entered into a foreign exchange rate swap agreement for the 2001 fiscal year. These contracts total US $500,000 per month at an after discount rate of $1.515 Cdn/US or $0.66 US/Cdn. The estimated fair value at December 31, 2000 approximated contract value.

10. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP"):

     The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission
     (SEC). The significant differences in accounting principles and practices that could effect the reported earnings are as follows:

     o The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. To date, application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

     o The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

     o Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

     o The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.


     Reconciliation of the reported earnings as a result of the difference between Canada and the United States accounting principles in accounting for the estimated tax cost of the renunciations for the year ended December 31, 2001, 2000 and 1999 are as follows:

                                                               2001                 2000                1999
 -------------------------------------------------------------------------------------------------------------
 Earnings for the period, as reported                   $ 9,016,799         $  6,957,255         $ 1,898,060
 Estimated tax cost of the renunciation of tax
      benefits on expenditures                           (1,835,000)            (892,000)           (600,000)
 -------------------------------------------------------------------------------------------------------------
 Earnings for the period in accordance with
      United States Accounting Principles               $ 7,181,799         $  6,065,255         $ 1,298,060
 -------------------------------------------------------------------------------------------------------------
 Earnings per share - basic                             $      0.15         $       0.13         $      0.03
                                - diluted               $      0.15         $       0.12         $      0.03
 -------------------------------------------------------------------------------------------------------------

     o FAS 123 established financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by FAS 123, the Company elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25. Since all options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has been charged to earnings at the time of the option grants.

          Had compensation costs for the stock options been determined based on the fair market value at the grant dates of the awards and amortized on a straight-line basis, consistent with methodology prescribed by FAS 123, earnings for the year ended December 31, 2001 would have decreased by $364,241. The weighted average fair market value of options granted in 2001 was $0.91 per option. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.5%, volatility of 50% and expected life of five years.

     o In 2001, the Financial Accounting Standards Board issued SFAS 141 and SFAS 142. Under the new standards, all business combinations initiated after June 30, 2001 must be accounted for by the purchase method, which may result in the recognition of goodwill. Goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to periodic impairment tests. Adoption of these new standards is prospective and has no impact on the Company's financial statements as at December 31, 2001.

     o In 2001, FASB issued SFAS 143. SFAS 143 requires recognition of the fair value of the retirement obligation for long-lived tangible assets as a liability. Retirement cost equal to the retirement liability is to be capitalized as part of the cost of the related capital asset and amortized to expense over the life of the asset. This new standard is effective for fiscal years beginning on or after June 25, 2002. Adoption of this standard may result in an increase in property, plant and equipment and future site restoration on the balance sheet but is not expected to have a material impact on earnings.

     o In 2001, FASB issued SFAS 144. This standard supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and Accounting Principles Board Opinion 30 "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The standard requires that an impairment be recognized on long-lived assets when the expected undiscounted cash flows are less than the carrying amount. The standard also addresses long-lived assets to be disposed of and discontinued operations. Adoption of this standard is not expected to have a material impact on the Company's financial statements.