Form 40-F
period 2003-12-31
VIKING ENERGY ROYALTY TRUST
filed 2004-05-12
CIK 1248517

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[Check one]

              |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                            OR
              |X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended       DECEMBER 31, 2003

                      Commission File Number          000-50328


                           VIKING ENERGY ROYALTY TRUST
             (Exact name of Registrant as specified in its charter)


                                       N/A
         (Translation of Registrant's name into English (if applicable))


                                     ALBERTA
        (Province or other jurisdiction of incorporation or organization)


                                      1311
    (Primary Standard Industrial Classification Code Number (if applicable))


                                       N/A
             (I.R.S. Employer Identification Number (if applicable))


                 330 - 5TH AVENUE S.W., SUITE 400 CALGARY PLACE,
                CALGARY, ALBERTA, CANADA T2P 0L4 (403) 268-3175
   (Address and telephone number of Registrant's principal executive offices)


                       NATIONAL CORPORATE RESEARCH, LTD.
               225 WEST 34TH STREET, SUITE 910, NEW YORK, NY 10122
                            TELEPHONE: (212) 947-7200
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class           Name of each exchange on which registered

               N/A                                      N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                   TRUST UNITS
                                (Title of Class)

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

    |X| Annual information form         |X| Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As at December 31, 2003:

      TRUST UNITS:                     96,858,885
      10.5% CONVERTIBLE DEBENTURES:   $74,298,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                           |_|  Yes 82-_________    No |X|

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                |X| Yes    |_|  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

Our Annual Information Form for the fiscal year ended December 31, 2003 is included in Exhibit 41.1 to this Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

Our Consolidated Financial Statements for the fiscal year ended December 31, 2003, including the report of independent auditors with respect thereto are included in Exhibit 41.2 to this Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2003 are included in Exhibit 41.3 to this Form 40-F.

CONTROLS AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Registrant's disclosure controls and procedures were effective in ensuring that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

It should be noted that while the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.       CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Registrant's internal control over financial reporting or in other factors that could significantly affect, or is reasonably likely to materially affect, internal control over financial reporting during the period covered by this Annual Report on Form 40-F.


NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

A.       IDENTIFICATION OF AUDIT COMMITTEE

The Audit Committee is comprised of Mssrs. Dale Blue (Chairman), H. Douglas Hunter, Thomas L. Brinkerhoff, Thomas J. Walsh. On June 9, 2004, Mr. Thomas J. Walsh will be retiring from the Board of Directors. Mr. David J. Boone will join the Audit Committee upon Mr. Walsh's retirement.

B.       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Registrant has determined that Mr. Dale Blue is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Blue has been determined by the board of Viking Holdings Inc., on behalf of Viking Energy Royalty Trust, to be independent within the criteria established by the New York Stock Exchange, Inc. for audit committee membership.

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer and controller. The code of ethics has been posted on the Registrant's website at WWW.VIKINGENERGY.COM. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have paid our external auditors the following fees in each of the last two years:

----------------------------------------------------------------------------------------------------------
                                         Year ended December 31, 2003        Year ended December 31, 2002
----------------------------------------------------------------------------------------------------------
Audit Fees                                           $        191,840                    $        107,875
Audit-Related Fees                                   $         68,250                    $         24,123
Tax Fees                                             $         43,450                    $         68,480
All Other Fees                                       $             --                    $             --
----------------------------------------------------------------------------------------------------------
Total Fees Payable                                   $        303,540                    $        200,478
==========================================================================================================


AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to the principal accountants of the Registrant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Included in these services are comfort letters related to prospectus filings, as well as assistance with and review of documents filed with Canadian and US regulators

         Fiscal year ended December 31, 2002     $107,875

         Fiscal year ended December 31, 2003     $191,840

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2002    $24,123

         Fiscal year ended December 31, 2003    $68,250

The services comprised of the French translation of quarterly and year-end financial statements and Management Discussion & Consolidated Analysis.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2002    $68,480

         Fiscal year ended December 31, 2003    $43,450

The services comprised Canadian income tax compliance work and tax planning advice for acquisitions and restructuring.

ALL OTHER FEES

In 2003 and 2002, no fees for services were incurred other than those described above under Audit Fees, Audit-Related Fees and Tax Fees.

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every engagement by the Registrant of independent auditors to render audit or non-audit services. The audit committee approved all of the services described above incurred after May 6, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements are described on pages 13 and 14 of the Trust's "Management Discussion & Analysis of Results of Operations" attached as Exhibit
41.3 to this form.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 14 of "Management's Discussion and Analysis of Results of Operations" for the fiscal year ended December 31, 2003 as included in Exhibit 41.3 of this form.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Annual Report on Form 40-F.

Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           VIKING ENERGY ROYALTY TRUST
                                           (the Registrant)


                                           By: /s/ A. Kirk Purdy
                                           ---------------------------
                                           A. Kirk Purdy
                                           President and Chief Executive Officer


                                           Date: May 11, 2004

                                INDEX TO EXHIBITS

     EXHIBIT NUMBER                                               DESCRIPTION

          23.1 Consent of Deloitte & Touche LLP to the inclusion of the Auditors' Report dated February 27, 2004 on the consolidated financial statements of the Registrant.

          23.2           Consent of Gilbert Laustsen & Jung Associates Ltd.

          31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

          31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

          32.1 Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).


          32.2 Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

          41.1 Renewal Annual Information Form for the year ended December 31, 2003.

          41.2 Audited Consolidated Financial Statements for the years ended December 31, 2003 and 2002.

          41.3 Management's Discussion and Analysis of Results of Operations for the year ended December 31, 2003.