Form 40-F
VIKING ENERGY ROYALTY TRUST
filed 2005-04-01
CIK 1248517

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[Check one]

          [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004     Commission File Number 000-50328


                           VIKING ENERGY ROYALTY TRUST
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                       N/A
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))


                                     ALBERTA
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)


                                      1311
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


                                       N/A
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))


                 330 - 5TH AVENUE S.W., SUITE 400 CALGARY PLACE,
                        CALGARY, ALBERTA, CANADA T2P 0L4
                                 (403) 268-3175
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

                        National Corporate Research, Ltd.
                         225 West 34th Street, Suite 910
                               New York, NY 10122
                            Telephone: (212) 947-7200
                (Name, address (including zip code) and telephone
                    number (including area code) of agent for
                          service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class          Name of each exchange on which registered

          N/A                                       N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                   TRUST UNITS
--------------------------------------------------------------------------------
                                (Title of Class)


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

                                       N/A
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

    [X] Annual information form       [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As at December 31, 2004:

            TRUST UNITS:                         111,118,079
            10.5% CONVERTIBLE DEBENTURES:             74,298

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                           [_]  Yes 82-_________   No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                           [_]  Yes               [_]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

Our Annual Information Form for the fiscal year ended December 31, 2004 is included in Exhibit 7 to this Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

Our Consolidated Financial Statements for the fiscal year ended December 31, 2004, including the report of independent registered chartered accountants with respect thereto are included in Exhibit 8 to this Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004 are included in Exhibit 9 to this Form 40-F.

CONTROLS AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

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


NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

A.       IDENTIFICATION OF AUDIT COMMITTEE

The Audit Committee is comprised of Mssrs. Dale Blue (Chairman), H. Douglas Hunter, Thomas L. Brinkerhoff and David J. Boone.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its principal executive officer and the principal financial officer. The code of ethics has been posted on the Registrant's website at www.vikingenergy.com. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have paid our external auditors the fees set forth in the following table in each of the last two years (All funds are in Canadian dollars):

--------------------------------------------------------------------------------
                Year ended December 31, 2004     Year ended December 31, 2003
--------------------------------------------------------------------------------
Audit Fees                       $   135,672                $        191,840
Audit-Related Fees               $    40,300                $         68,250
Tax Fees                         $         -                $         43,450
All Other Fees                   $         -                $              -
--------------------------------------------------------------------------------
Total Fees Payable               $   175,972                $        303,540
================================================================================


AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to the principal accountants of the Registrant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Included in these services are comfort letters related to prospectus filings, as well as assistance with and review of documents filed with Canadian and US regulators.

         Fiscal year ended December 31, 2003    $191,840

         Fiscal year ended December 31, 2004    $135,672

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2003    $68,250

         Fiscal year ended December 31, 2004    $40,300

The services comprised of the French translation of quarterly and year-end financial statements and Management Discussion & Consolidated Analysis.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2003    $43,450

         Fiscal year ended December 31, 2004    $ nil

The services comprised Canadian income tax compliance work and tax planning advice for acquisitions and restructuring.

ALL OTHER FEES

In 2004 and 2003, no fees for services were incurred other than those described above under Audit Fees, Audit-Related Fees and Tax Fees.

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every engagement by the Registrant of independent auditors to render audit or non-audit services. The audit committee has approved all of the services described above.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements are described on page 20 of the Trust's "Management Discussion & Analysis of Results of Operations" for the fiscal year ended December 31, 2004 as included in Exhibit 9 to this form.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Disclosure of contractual obligations are described on pages 19 and 20 of "Management's Discussion and Analysis of Results of Operations" for the fiscal year ended December 31, 2004 as included in Exhibit 9 of this form.

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

VIKING ENERGY ROYALTY TRUST
(the Registrant)


/s/ John Zahary
---------------
John Zahary
President and Chief Executive Officer


Date: March 30, 2005

                                INDEX TO EXHIBITS

     EXHIBIT NUMBER        DESCRIPTION

            1 Consent of the Independent Registered Chartered Accountants, Deloitte and Touche LLP.

            2              Consent of Gilbert Laustsen & Jung Associates Ltd.


            3 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

            4 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

            5 Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

            6 Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

            7 Renewal Annual Information Form for the year ended December 31, 2004.

            8 Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003.

            9 Management's Discussion and Analysis of Results of Operations for the year ended December 31, 2004.